UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 19, 2009

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                                No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

 Enclosure: STMicroelectronics N.V.’s First Quarter 2009:

•      Operating and Financial Review and Prospects;

•      Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow, and Statements of Changes in Equity and related Notes for the three months ended March 28, 2009; and

•      Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Equity for the three months ended March 28, 2009 and Notes thereto included elsewhere in this Form 6-K and in our annual report on Form 20-F for the year ended December 31, 2008 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on May 13, 2009 (the “Form 20-F”). The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Critical Accounting Policies Using Significant Estimates”, “Business Outlook” and “Liquidity and Capital Resources—Financial Outlook”. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” included in the Form 20-F. We assume no obligation to update the forward-looking statements or such risk factors.

Critical Accounting Policies Using Significant Estimates

The preparation of our Consolidated Financial Statements, in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), requires us to make estimates and assumptions that have a significant impact on the results we report in our Consolidated Financial Statements, which we discuss under the section “Results of Operations.” Some of our accounting policies require us to make difficult and subjective judgments that can affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to: sales returns and allowances; inventory reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory; litigation and claims; valuation at fair value of acquired assets including intangibles and their estimated amortization periods and assumed liabilities in a business combination; goodwill, investments and tangible assets as well as the impairment of their related carrying values; the assessment in each reporting period of events, which could trigger interim impairment testing; measurement of the fair value of securities classified as available-for-sale, including debt securities, for which no observable market price is obtainable; the valuation of equity investments under the equity method; the assessment of other-than-temporary impairment charges on financial assets; the valuation of noncontrolling interests, particularly in case of contribution in kind as part of a business combination; restructuring charges; assumptions used in calculating pension obligations and share-based compensation including assessment of the number of awards expected to vest upon the satisfaction of certain conditions of future performance; measurement of hedge effectiveness of derivative instruments; deferred income tax assets including the required valuation allowance and liabilities as well as provisions for specifically identified income tax exposures and income tax uncertainties; and the determination of the estimated amount of taxes to be paid for the full year, including forecasted results of ordinary taxable income by jurisdiction. We base our estimates and assumptions on historical experience and on various other factors such as market trends, market comparables, business plans and levels of materiality that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities. While we regularly evaluate our estimates and assumptions, our actual results may differ materially and adversely from our estimates. To the extent there are material differences between the actual results and these estimates, our future results of operations could be significantly affected.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our Consolidated Financial Statements:

•           Revenue recognition. Our policy is to recognize revenues from sales of products to our customers when all of the following conditions have been met: (a) persuasive evidence of an arrangement exists; (b)

delivery has occurred; (c) the selling price is fixed or determinable; and (d) collectibility is reasonably assured. This usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distributor customers on their existing inventory of our products to compensate them for declines in market prices. The ultimate decision to authorize a distributor refund remains fully within our control. We accrue a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate for a significant move in the current market price. The short outstanding inventory time period, our ability to foresee changes in standard inventory product pricing (as opposed to pricing for certain customized products) and our lengthy distributor pricing history have enabled us to reliably estimate price protection provisions at period-end. We record the accrued amounts as a deduction of revenue at the time of the sale. If market conditions differ from our assumptions, this could have an impact on future periods. In particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur.

Our customers occasionally return our products for technical reasons. Our standard terms and conditions of sale provide that if we determine that our products are non-conforming, we will repair or replace them, or issue a credit or rebate of the purchase price. In certain cases, when the products we have supplied have been proven to be defective, we have agreed to compensate our customers for claimed damages in order to maintain and enhance our business relationship. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are always associated with end-user customers, not with distribution channels. We provide for such returns when they are considered likely and can be reasonably estimated. We record the accrued amounts as a reduction of revenue.

Our insurance policies relating to product liability only cover physical and other direct damages caused by defective products. We carry only limited insurance against immaterial, non-consequential damages in the event of a product recall. We record a provision for warranty costs as a charge against cost of sales based on historical trends of warranty costs incurred as a percentage of sales which we have determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to our determination that we are at fault and liable for damages, and that such claims usually must be submitted within a short period following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. Our contractual terms and conditions typically limit our liability to the sales value of the products that gave rise to the claim.

We maintain an allowance for doubtful accounts for estimated potential losses resulting from our customers’ inability to make required payments. We base our estimates on historical collection trends and record a provision accordingly. Furthermore, we are required to evaluate our customers’ credit ratings from time to time and take an additional provision for any specific account that we consider doubtful. In the first quarter of 2009, we did not record any new material specific provision related to bankrupt customers other than our standard provision of 1% of total receivables based on estimated historical collection trends. If we receive information that the financial condition of our customers has deteriorated, resulting in an impairment of their ability to make payments, additional allowances could be required. Such deterioration is increasingly likely given the current crisis in the credit markets. Under the current financial situation, we are obliged to hold shipment to certain of our customers on credit watch, which affects our sales and aims at protecting us from credit risk.

While the majority of our sales agreements contain standard terms and conditions, we may, from time to time, enter into agreements that contain multiple elements or non-standard terms and conditions, which require revenue recognition judgments. Where multiple elements exist in an agreement, the revenue arrangement is allocated to the different elements based upon verifiable objective evidence of the fair value of the elements, as governed under Emerging Issues Task Force (“EITF”) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”).

•           Goodwill and purchased intangible assets. The purchase method of accounting for acquisitions requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired, including IP R&D, which is expensed immediately. Goodwill and intangible assets deemed to have indefinite lives are not amortized but are instead subject to annual impairment tests. The amounts and useful lives assigned to other intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. At March 28, 2009, the value of goodwill amounted to $1,121 million. Of such amount, $173 million was recognized during the first quarter of 2009 at the creation of ST-Ericsson following the purchase price allocation.

•           Impairment of goodwill. Goodwill recognized in business combinations is not amortized and is instead subject to an impairment test to be performed on an annual basis, or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available and is subject to regular review by segment management. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, we usually estimate the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows including: the applicable industry’s sales volume forecast and selling price evolution; the reporting unit’s market penetration; the market acceptance of certain new technologies and relevant cost structure; the discount rates applied using a weighted average cost of capital; and the perpetuity rates used in calculating cash flow terminal values. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution, our sales expectations and our costs evaluation, and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect, and future adverse changes in market conditions or operating results of acquired businesses that are not in line with our estimates may require impairment of certain goodwill. As our market capitalization declined to a level below our book value, we performed analyses during the fourth quarter of 2008 and the first quarter of 2009 using the most current long term financial plan available. We recorded specific impairment charges related to the carrying value of certain marketable securities and equity investments during the period, as well as $6 million on goodwill. However, many of the factors used in assessing fair values for such assets are outside of our control and the estimates used in such analyses are subject to change. Due to the ongoing uncertainty of the current market conditions, which may continue to negatively impact our market value, we will continue to monitor the carrying value of our assets. If market and economic conditions deteriorate further, this could result in future non-cash impairment charges against income. Further impairment charges could also result from new valuations triggered by changes in our product portfolio or strategic transactions, including ST-Ericsson, and possible further impairment charges relating to our investment in Numonyx, particularly in the event of a downward shift in expected revenues or operating cash flow in relation to our current plans.

•           Intangible assets subject to amortization. Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, as well as, as a result of the purchase method of accounting for acquisitions, purchased software and internally developed software that is capitalized. In addition, intangible assets subject to amortization include intangible assets acquired through business combinations such as core technologies and customer relationships. Intangible assets subject to amortization are reflected net of any impairment losses and are amortized over their estimated useful life. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In determining recoverability, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the intangible assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. An impairment loss is recognized for the excess of the carrying amount over the fair value. We normally estimate the fair value based on the projected discounted future cash flows associated with the intangible assets. Significant management judgments and estimates are required to forecast the future operating results used in the discounted cash flow method of valuation, including: the applicable industry’s sales volume forecast and selling price evolution; our market penetration; the market acceptance of certain new technologies; and the relevant cost structure. Our evaluations are based on financial plans updated with the latest available projections of growth in the semiconductor market and our sales expectations. They are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require us to recognize impairment of certain intangible assets. We did not record any charges related to the impairment of intangible assets subject to amortization in 2008. At March 28, 2009, the value of intangible assets subject to amortization amounted to $894 million, of which $46 million was related to the ST-Ericsson joint venture consolidated in the first quarter of 2009 and $570 million was related to the ex-NXP wireless business acquired in August 2008.

•           Property, plant and equipment. Our business requires substantial investments in technologically advanced manufacturing facilities, which may become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution. We estimate the useful life for the majority of our manufacturing equipment, the largest component of our long-lived assets, to be six years, except for our 300-mm manufacturing equipment, whose useful life was estimated to be ten years. This estimate is based on our experience using the equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin to depreciate new equipment when it is placed into service.

We perform an impairment review when there is reason to suspect that the carrying value of tangible assets or groups of assets might not be recoverable. Factors we consider important which could trigger such a review include: significant negative industry trends; significant underutilization of the assets or available evidence of obsolescence of an asset; strategic management decisions impacting production or an indication that an asset’s economic performance is, or will be, worse than expected; and a more likely than not expectation that assets will be sold or disposed of prior to their estimated useful life. In determining the recoverability of assets to be held and used, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the tangible assets or group of assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. We also evaluate the continued validity of an asset’s useful life when impairment indicators are identified. Assets classified as held for sale are reflected at the lower of their carrying amount and fair value less selling costs and are not depreciated during the selling period. Selling costs include incremental direct costs to transact the sale that we would not have incurred except for the decision to sell.

Our evaluations are based on financial plans updated with the latest projections of growth in the semiconductor market and our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities, and which are consistent with the plans and estimates that we use to manage our business. These plans are highly variable due to the high volatility of the semiconductor business and therefore are subject to continuous modifications. If future growth differs from the estimates used in our plans, in terms of both market growth and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets and result in a potential impairment loss. At March 28, 2009, $7 million of impairment charges were recorded on long-lived assets of our manufacturing sites in Carrollton, Texas and in Phoenix, Arizona.

•           Inventory. Inventory is stated at the lower of cost and net realizable value. Cost is based on the weighted average cost by adjusting the standard cost to approximate actual manufacturing costs on a quarterly basis; therefore, the cost is dependent upon our manufacturing performance. In the case of underutilization of our manufacturing facilities, we estimate the costs associated with the excess capacity. These costs are not included in the valuation of inventories but are charged directly to the cost of sales. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses and cost of completion. As required, we evaluate inventory acquired as part of purchase accounting at fair value, less completion and distribution costs and related margin.

The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, order backlog and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, we could be required to record additional inventory provisions, which would have a negative impact on our gross margin.

•           Business combination. The purchase method of accounting for business combinations requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired. The amounts and useful lives assigned to other intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. On February 3, 2009, we announced the closing of our agreement to merge ST-NXP Wireless into a 50/50 joint venture with Ericsson Mobile Platforms (“EMP”). Ericsson contributed $1,145 million to the joint venture, out of which $700 million was paid to us. We also received $99 million as an equity investment in ST-Ericsson AT Holding AG (“JVD”), in which we own 50% less a controlling share held by Ericsson. Our contribution to the joint venture represented a total amount of $2,210 million, of which $1,105 million was allocated to noncontrolling interests in the wireless business. The purchase price allocation resulted in the recognition of $48 million in customer relationships, $8 million in property, plant and equipment, $62 million liabilities net of other current assets, $173 million on goodwill and $306 million on Ericsson’s noncontrolling interest in the joint venture.

•           Restructuring charges. We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for exiting any of our existing activities. We recognize the fair value of a liability for costs associated with exiting an activity when a probable liability exists and it can be reasonably estimated. We record estimated charges for non-voluntary termination benefit arrangements such as severance and outplacement costs meeting the criteria for a liability as described above. Given the significance and timing of the execution of such activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. This process can require more than one year due to requisite governmental and customer approvals and our capability to transfer technology and know-how to other locations. As we operate in a highly cyclical industry, we monitor and evaluate business conditions on a regular basis. If broader or newer initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, we may be required to incur additional charges as well as change estimates of the amounts previously recorded. The potential impact of these changes could be material and could have a material adverse effect on our results of operations or financial condition. In the first quarter of 2009, the net amount of restructuring charges and other related closure costs amounted to $56 million before taxes, mainly including $43 million to our 2007 restructuring plan, $6 million as impairment of goodwill and $7 million to our other restructuring initiatives.

•           Share-based compensation. We are required to expense our employees’ share-based compensation awards for financial reporting purposes. We measure our share-based compensation cost based on its fair value on the grant date of each award. This cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period, and is adjusted for actual forfeitures that occur before vesting. Our share-based compensation plans may award shares contingent on the achievement of certain financial objectives, including market performance and financial results. In order to assess the fair value of this share-based compensation, we are required to estimate certain items, including the probability of meeting market performance and financial results targets, forfeitures and employees’ service period. As a result, in relation to our nonvested Stock Award Plan, we recorded a total pre-tax expense of $12 million in the first quarter of 2009, out of which $2 million was related to the 2006 plan; $7 million to the 2007 plan; and $3 million to the 2008 plan.

•           Earnings (loss) on Equity Investments. We are required to record our proportionate share of the results of the entities that are consolidated by us under the equity method. This recognition is based on results reported by these entities, sometimes on a one-quarter lag, and, for such purpose, we rely on their internal controls. As a result, in the first quarter of 2009, we recognized approximately $29 million as our proportional interest in the loss recorded by Numonyx in the fourth quarter of 2008, based on our 48.6% ownership interest in Numonyx, net of amortization of basis differences. In case of triggering events, we are required to determine the fair value of our investment and assess the classification of temporary versus other-than-temporary impairments of the carrying value. We make this assessment by evaluating the business on the basis of the most recent plans and projections or to the best of our estimates. In the first quarter of 2009, due to deterioration of both the global economic situation and the Memory market segment, as well as Numonyx’s results, we assessed the fair value of our investment and recorded an additional other-than temporary impairment charge of $200 million. The calculation of the impairment was based on both an income approach, using discounted cash flows, and a market approach, using the metrics of comparable public companies. In addition, we recognized $4 million related to the ST-Ericsson entities consolidated under the equity method, which included the amortization of basis differences.

•           Financial assets. We classify our financial assets in the following categories: held-for-trading financial assets and available-for-sale financial assets. At March 28, 2009, we did not hold any investments classified as held-to-maturity financial assets. Additionally, upon the adoption on January 1, 2008 of Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of the Financial Accounting Standards Board (“FASB”) Statement No. 115 (“FAS 159”), we did not elect to apply the fair value option on any financial assets. Such classification depends on the purpose for which the investments are acquired. Management determines the classification of its financial assets at initial recognition. Unlisted equity securities with no readily determinable fair value are carried at cost. They are neither classified as held-for-trading nor as available-for-sale. Regular purchases and sales of financial assets are recognized on the trade date – the date on which we commit to purchase or sell the asset. Financial assets are initially recognized at fair value, and transaction costs are expensed in the consolidated statements of income. Available-for-sale financial assets and held-for-trading financial assets are subsequently carried at fair value. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and we have transferred substantially all risks and rewards of ownership. The gain (loss) on the sale of the financial assets is reported as a non-operating element on the consolidated statements of income. The fair values of quoted debt and equity securities are based on current market prices. If the market for a financial asset is not active and if no observable market price is obtainable, we measure fair value by using assumptions and estimates. For unquoted equity securities, these assumptions and estimates include the use of recent arm’s length transactions; for debt securities without available observable market price, we establish fair value by reference to publicly available indexes of securities with same rating and comparable or similar underlying collaterals or industries’ exposure, which we believe approximates the orderly exit value in the current market. In measuring fair value, we make maximum use of market inputs and rely as little as possible on entity-specific inputs. In the first quarter of 2009, we registered a loss of $58 million on the value of Auction Rate Securities. Pending the execution of the favorable arbitration award against Credit Suisse by FINRA, the Auction Rate Securities are still considered as owned by us and, as such, required an impairment review. Based on the usual market to model methodology, this resulted in an additional impairment of $58 million on the value of the Auction Rate Securities in the first quarter of 2009 that was considered as other than temporary.

•           Income taxes. We are required to make estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments also occur in the calculation of certain tax assets and liabilities and provisions. Furthermore, the adoption of the FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (“FIN 48”) requires an evaluation of the probability of any tax uncertainties and the recognition of the relevant charges.

We are also required to assess the likelihood of recovery of our deferred tax assets. If recovery is not likely, we are required to record a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable, which would increase our provision for income taxes. As of March 28, 2009, we believed that all of the deferred tax assets, net of valuation allowances, as recorded on our consolidated balance sheet, would ultimately be recovered. However, should there be a change in our ability to recover our deferred tax assets (in our estimates of the valuation allowance) or a change in the tax rates applicable in the various jurisdictions, this could have an impact on our future tax provision in the periods in which these changes could occur.

•           Patent and other intellectual property litigation or claims. As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communication alleging possible infringement of patents and other intellectual property rights of third parties. Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. In the event the outcome of a litigation claim is unfavorable to us, we may be required to purchase a license for the underlying intellectual property right on economically unfavorable terms and conditions, possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and on our ability to compete. See Item 3. “Key Information—Risk Factors—Risks Related to Our Operations—We depend on patents to protect our rights to our technology” included in the Form 20-F, as may be updated from time to time in our public filings.

We record a provision when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims with the support of our outside counsel to determine whether they need to be adjusted based on current information available to us. Legal costs associated with claims are expensed as incurred. In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third-party claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize. We are in discussion with several parties with respect to claims against us relating to possible infringement of other parties’ intellectual property rights. We are also involved in several legal proceedings concerning such issues.

As of March 28, 2009, based on our assessment, we did not record any provisions in our financial statements relating to third party intellectual property rights since we had not identified any risk of probable loss that is likely to arise out of asserted claims or ongoing legal proceedings. There can be no assurance, however, that we will be successful in resolving these issues. If we are unsuccessful, or if the outcome of any claim or litigation were to be unfavorable to us, we could incur monetary damages, and/or face an injunction, all of which singly or in the aggregate could have an adverse effect on our results of operation and our ability to compete. Furthermore, our products as well as the products of our customers that incorporate our goods may be excluded from entry into U.S. territory pursuant to an exclusion order.

•           Pension and Post Retirement Benefits. Our results of operations and our consolidated balance sheet include the impact of pension and post retirement benefits that are measured using actuarial valuations. At March 28, 2009, our pension obligations amounted to $313 million based on the assumption that our employees will work with us until they reach the age of retirement. These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds and salary increase rates. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Any changes in the pension schemes or in the above assumptions can have an impact on our valuations. The measurement date we use for the majority of our plans is December 31.

•           Other claims. We are subject to the possibility of loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims and provisions for specifically identified income tax exposure as well as claims for environmental damages. In determining loss contingencies, we consider the likelihood of a loss of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly reevaluate any losses and claims and determine whether our provisions need to be adjusted based on the current information available to us. In the event we are unable to estimate in a correct and timely manner the amount of such loss this could have a material adverse effect on our results of operations or financial condition at the time such loss were to materialize.

Fiscal Year

Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year. The first quarter of 2009 ended on March 28, 2009. The second quarter of 2009 will end on June 27, 2009 and the third quarter of 2009 will end on September 26, 2009. The fourth quarter of 2009 will end on December 31, 2009. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year.

Business Overview

The total available market is defined as the “TAM,” while the serviceable available market, the “SAM,” is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as microprocessors (“MPUs”), dynamic random access memories (“DRAMs”), optoelectronics devices and Flash Memories).

In the first quarter of 2009, the semiconductor industry continued to be negatively impacted by the difficult conditions in the global economy. These deteriorated conditions caused the TAM and the SAM to register double-digit negative growth in the first quarter of 2009. Based on recently published estimates, in the first three months of 2009 semiconductor industry revenues declined on a year-over-year basis by approximately 30% for the TAM and 29% for the SAM to reach approximately $44 billion and $27 billion, respectively.

With reference to our business performance, following the deconsolidation of our FMG segment during the first quarter of 2008, the consolidation of the NXP wireless business on August 2, 2008 and the consolidation of the EMP wireless business as of February 3, 2009, our operating results, as reported, are no longer directly comparable to previous periods.

Our revenues as reported in the first quarter of 2009 were $1,660 million, a decline of 33.0% over the same period in 2008, driven by significant weakness across most geographic regions. This trend reflected double-digit declines in all main market applications.

Included in our first quarter 2009 net revenues as reported was a $238 million contribution from the NXP and EMP wireless businesses, which was lower than the $299 million contribution from FMG revenues that had occurred in the first quarter of 2008.

On a sequential basis, first quarter 2009 revenues decreased 27.1%, with most market segments negatively impacted by the adverse conditions originating from the economic downturn, which resulted in a strong reduction in demand.

In the first quarter of 2009, our effective exchange rate was $1.33 for €1.00, which reflects actual exchange rate levels and the impact of cash flow hedging contracts, compared to an effective exchange rate of $1.47 for €1.00 in the first quarter of 2008 and $1.40 for €1.00 in the fourth quarter of 2008. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates” below.

Our gross margin as reported for the first quarter of 2009 decreased by approximately 10 percentage points to 26.3% on a year-over-year and sequential basis, mainly due to a lower sales volume negatively impacted by the deteriorating economic conditions. Furthermore, our gross margin for the first quarter of 2009 was impacted more than 8 percentage points by $139 million of underutilization charges associated with the closure of several sites in response to falling demand. The negative impact of such charges was partially offset by favorable fluctuations in the dollar exchange rate.

Excluding the contribution of the acquired EMP wireless business, our profit margin would have been 25.3%. This is not a U.S. GAAP measure as it does not include gross margin from EMP for $28 million, but it is presented to provide a more direct comparison to previous periods.

The profitable contribution of the improved product mix, the favorable currency impact and the consolidation of the EMP business as of February 3, 2009 was offset by the negative impact of substantially lower sales and the aforementioned unused capacity charges.

Our operating expenses, comprising selling, general and administrative expenses, as well as R&D, slightly increased in the first quarter of 2009 compared to the first quarter of 2008 due to an increase in R&D activities following our recent acquisitions (Genesis, NXP, EMP), which was partially offset by favorable currency movements. Our R&D expenses in the first quarter of 2009 were net of $38 million of tax credits associated with our ongoing programs.

In the first quarter of 2009, we continued certain ongoing restructuring activities and also implemented new headcount reduction programs to streamline our structure in light of the current adverse market conditions. We also impaired goodwill for $6 million. This resulted in impairment and restructuring charges of approximately $56 million.

Our “Other income and expenses, net” improved significantly in the first quarter of 2009, supported by higher R&D funding originated by the new contracts signed with the French Administration to fund certain of our R&D programs covering the period 2008 through 2012 and by a favorable result in our currency exchange transactions, resulting in net income of $63 million compared to income of $9 million in the equivalent period in the first quarter of 2008.

Our as reported operating result in the first quarter of 2009 was a loss of $393 million compared to a loss of $88 million in the first quarter of 2008. Our operating result was largely negatively impacted by declining demand and unused capacity charges and partially balanced by the improved dollar exchange rate.

The valuation of the fair value of our Auction Rate Securities – purchased for our account by Credit Suisse Securities LLC contrary to our instruction – required recording an other-than-temporary impairment charge of $58 million in the first quarter of 2009. On February 16, 2009 the arbitration panel of the Financial Industry Regulatory Authority (“FINRA”) awarded us approximately $406 million comprising compensatory damages as well as interests, attorneys’ fees and authorized us to retain interest of approximately $25 million that has already been paid. We have petitioned the United States court for the Southern District of New York seeking enforcement of the award. Credit Suisse has responded by seeking to vacate the FINRA award. Upon receipt of the payment we will transfer ownership of our unauthorized auction rate securities to Credit Suisse. Until the award is executed, we will continue to own the Auction Rate Securities and, consequently, we account for them in the same manner as in the prior periods.

Interest income decreased significantly from $20 million as at March 30, 2008 to $1 million as at March 28, 2009 as a consequence of less interest income received on our financial resources as a result of significantly lower U.S. dollar and Euro denominated interest rates compared to the first quarter of 2008. We expect our interest income to benefit in the future from a positive cash position resulting from the $1.1 billion contribution made by Ericsson to the joint venture.

In the first quarter of 2009 we registered a $232 million equity loss mainly related to our proportional stake in Numonyx, which included a $200 million impairment on our Numonyx equity investment to reflect the worsening conditions in the memory industry as well as our $29 million share of Numonyx’s fourth quarter 2008 equity loss.

In summary, our profitability during the first quarter of 2009 was negatively impacted by the following factors:

•      falling demand as a result of the global economic downturn;

•      an impairment loss recorded on our equity investment in Numonyx;

•      manufacturing inefficiencies arising from under utilization of our fabs;

•      a negative pricing trend;

•      an other-than-temporary loss on financial assets; and

•      additional impairment and other restructuring charges related to our ongoing programs.

The factors above were partially offset by the following favorable elements:

•      our improved product mix, which contributed to our revenues; and

•      the favorable currency impact.

The market environment during the first quarter was difficult, although our revenues and gross margin generally tracked to the plans we had at the beginning of the quarter. Our position in the wireless core business has improved significantly as a result of the completion of the wireless joint venture with Ericsson in early February. This action is a key milestone in reshaping our product portfolio and ST-Ericsson is now moving aggressively towards sustainable profitability. Our overall operational performance in the first quarter was focused on mitigating the impact of market conditions on cash flow. We reduced our inventory levels by $184 million and we will continue to focus on inventory reduction. Finally, we have returned to a net cash position from a net debt position. Our actions to improve our financial flexibility continue to support our business strategy.

We made solid progress on reducing our costs through the realignment of manufacturing operations and streamlining of expenses. In the first quarter, we discontinued manufacturing operations at our Ain Sebaa assembly plant in Morocco and in mid-April we closed our Carrollton, Texas wafer fab. Overall, in the first quarter of 2009 we reduced headcount by 3,200, excluding the wireless transaction. We believe these actions and others demonstrate that we are well aligned with our goal to reduce costs by over $700 million in 2009 compared to our 2008 fourth quarter annualized base. Also, ST-Ericsson just announced an additional restructuring program which is expected to contribute to the joint venture approximately $230 million in annualized cost savings at completion by the second quarter of 2010.

Business Outlook

It is clear that the global economic environment deteriorated further during the first quarter of 2009. While we have recently begun to see some indicators of improvement in booking activity and visibility, we believe it is still too early to determine how sustainable these signs are across all applications and geographies. We remain focused on advancing our key priorities for 2009, as we execute on our ongoing product development, marketing, productivity and cost savings programs. Current uncertainty in the global financial markets, economic recession in the world’s major economies, seasonality, and the effect on demand for semiconductor products in the key application markets and from key customers served by our products makes it extremely difficult to accurately forecast product demand and other related matters. Consequently, this quarter we will only provide approximate revenue and gross margin internal planning targets with respect to the second quarter of 2009. We are currently planning for revenues in the second quarter 2009 to be in the range of $1.73 billion to $1.93 billion. As we continue our efforts to reduce inventory levels during this timeframe, fab loading will run at levels of about 50%, driving gross margin to an extraordinary low level which we are planning for internal purposes to be in the mid 20s, as a percentage of sales. Gross margin is subject to changes in demand levels and pricing that could impact fab loading, inventory write-offs, mix and unit costs, and combined with currency fluctuations could potentially create additional margin variability.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” herein and “Item 3. Key Information—Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.

Other Developments in the First Quarter of 2009

On February 3, 2009, we announced the closing of our agreement to merge ST-NXP Wireless into a joint venture with EMP. Ericsson contributed $1.1 billion to the joint venture, out of which $700 million was paid to us. Prior to the closing of the transaction, we exercised our option to buy out NXP’s 20% ownership stake of ST-NXP Wireless. Alain Dutheil, presently CEO of ST-NXP Wireless and our Chief Operating Officer, leads the joint venture as President and Chief Executive Officer. Governance is balanced. Each parent appoints four directors to the board with Carl-Henric Svanberg, President and CEO of Ericsson, as the Chairman of the Board and Carlo Bozotti, our President and CEO, as the Vice Chairman. Employing about 8,000 people - roughly 3,000 from Ericsson and approximately 5,000 from us - the new global leader in wireless technologies is headquartered in Geneva, Switzerland.

On February 16, 2009, we announced that an arbitration panel of FINRA, in a full and final resolution of the issues submitted for determination, awarded us, in connection with sales of unauthorized auction rate securities made to us by Credit Suisse, approximately $406 million, comprising compensatory damages, as well as interest, attorney’s fees and consequential damages, which were assessed against Credit Suisse. In addition, we are entitled to retain an interest award of approximately $25 million that has already been paid. Upon receipt of the payment, we will transfer ownership of our portfolio of unauthorized auction rate securities to Credit Suisse. On February 17, 2009, we filed a petition in the United States District Court for the Southern District of New York seeking enforcement of the award. Credit Suisse has responded by seeking to vacate the FINRA award.

On March 31, 2009, we announced the completion of our $500 million medium-term committed credit-facilities program. The $500 million of credit facilities were provided on a bilateral basis by Intesa-San Paolo, Société Générale, Citibank, Centrobanca (UBI Group) and Unicredit. The loan agreements had been executed between October 2008 and March 2009 with commitments from the banks for up to 3 years. We do not currently envisage any utilization of these credit facilities, which have been set up for liquidity purposes to strengthen the Company’s financial flexibility.

At our annual general meeting of shareholders to be held on May 20, 2009, the following proposals, inter alia, will be submitted for our shareholders’ approval:

•
The distribution of a cash dividend of $0.12 per common share, to be paid in four equal installments, on May 25, 2009, August 24, 2009, November 23, 2009 and February 22, 2010. Payment of an installment will be made to those deriving their rights from our common shares at the aforementioned dates;

•	The reappointment for a three-year term, expiring at the 2012 Annual General Meeting, for the following members of the Supervisory Board: Mr. Doug Dunn and Dr. Didier Lamouche; and

•
The maximum number of “restricted” Share Awards under our existing 5-year Employee Unvested Share Award Plan (2008-2012) of 30,500,000, which includes any Unvested Stock Awards granted to our President and CEO as part of his compensation, with the maximum number of “restricted” shares in 2009 to be 6,100,000.

Results of Operations

Segment Information

We operate in two business areas: Semiconductors and Subsystems.

In the semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smartcard products through our divisions, which include the production and sale of both silicon chips and Smart cards.

As of March 31, 2008, following the creation with Intel of Numonyx, a new independent semiconductor company from the key assets of our and Intel’s Flash memory business (“FMG deconsolidation”), we ceased reporting under the FMG segment.

Starting August 2, 2008, we reorganized our product groups. A new segment was created to report wireless operations. In addition, as of February 3, 2009, we added the EMP product line to our Wireless segment.

The current organization is as follows:

•	Automotive Consumer Computer and Communication Infrastructure Product Groups (“ACCI”), comprised of four product lines:

o	Home Entertainment & Displays (“HED”);

o	Automotive Products Group (“APG”);

o	Computer and Communication Infrastructure (“CCI”); and

o	Imaging (“IMG”), starting January 1, 2009.

•	Industrial and Multisegment Products Sector (“IMS”), comprised of:

o	Analog Power and Micro-Electro-Mechanical Systems (“APM”); and

o	Microcontrollers, non-Flash, non-volatile Memory and Smart Card products (“MMS”).

•	Wireless Segment, comprised of four product lines:

o	Wireless Multi Media (“WMM”);

o	Connectivity & Peripherals (“C&P”);

o	Cellular Systems (“CS”); and

o	Ericsson Mobile Platforms (“EMP”), in which, since February 3, 2009, we report the portion of sales and operating results of ST-Ericsson as consolidated in our revenue and operating results.

We have restated our results in prior periods for illustrative comparisons of our performance by product segment. The preparation of segment information based on the current segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods. Management believes that the restated 2008 presentation is consistent with 2009’s and uses these comparatives when managing the Company.

Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on R&D and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the semiconductor business area. All these product segments share common R&D for process technology and manufacturing capacity for most of their products.

In the subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to our business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“FAS 131”).

The following tables present our consolidated net revenues and consolidated operating income by semiconductor product group segment. For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of R&D expenses. Additionally, in compliance with our internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special R&D programs or other corporate-sponsored initiatives, including certain corporate level operating expenses, acquired IP R&D, other non-recurrent purchase accounting items and certain other miscellaneous charges.

	(unaudited)
	Three Months Ended
	March 28, 2009	March 30, 2008
	(in millions)
Net revenues by product segments:
Automotive Consumer Computer and Communication Infrastructure Product Groups (ACCI)	$627	$1,045
Industrial and Multi-segment Products Sector (IMS)	499	772
Wireless	518	348
Others(1)	16	14
Flash Memories Group (FMG)	-	299
Total consolidated net revenues	$1,660	$2,478

(1)              Includes revenues from sales of subsystems and other products not allocated to product segments.

	(unaudited)
	Three Months Ended
	March 28, 2009	March 30, 2008
	(in millions)
Net revenues by product lines:
Home Entertainment & Displays (“HED”)	$180	$250
Automotive Products Group (“APG”)	190	383
Computer and Communication Infrastructure (“CCI”)	168	284
Imaging (“IMG”)	89	121
Others	-	7
Automotive Consumer Computer and Communication Infrastructure Product Groups (“ACCI”)	627	1,045
Analog Power and Micro-Electro-Mechanical Systems (“APM”)	351	562
Microcontrollers, non-Flash, non-volatile Memory and Smartcard products (“MMS”)	148	210
Industrial and Multisegment Products Sector (“IMS”)	499	772
Wireless Multi Media (“WMM”)	247	296
Connectivity & Peripherals (“C&P”)	97	52
Cellular Systems (“CS”) (1)	130	-
Ericsson Mobile Platforms (“EMP”)	44	-
Wireless	518	348
Others	16	14
Flash Memories Group (“FMG”)	-	299
Total consolidated net revenues	$1,660	$2,478

(1)
Cellular Systems includes the largest part of the revenues contributed by NXP Wireless and, as such, there are no comparable numbers available for the first quarter of 2008. Connectivity & Peripherals also partly benefited from the NXP wireless contribution.

	(unaudited)
	Three Months Ended
	March 28, 2009	March 30, 2008
	(in millions)
Operating income (loss) by product segments (1):
Automotive Consumer Computer and Communication Infrastructure Product Groups (ACCI)	$(89)	$17
Industrial and Multisegment Products Sector (IMS)	(32)	90
Wireless	(139)	(10)
Others(2)	(133)	(201)
Flash Memories Group (FMG)	-	16
Total consolidated operating income (loss)	$(393)	$(88)

(1)              Operating income (loss) of product segments included $130 million unused capacity charges as at March 28, 2009.
(2)              Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, acquired In-Process R&D and other non-recurrent purchase accounting items, certain corporate level operating expenses, certain patent claims and litigation, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group. Unused capacity charges not allocated to product segments amounted to $9 million as at March 28, 2009.

	(unaudited)
	Three Months Ended
	March 28, 2009	March 30, 2008
	(as percentages of net revenues)
Operating income (loss) by product segments:
Automotive Consumer Computer and Communication Infrastructure Product Groups (ACCI) (1)	(14.2)%	1.6%
Industrial and Multi-segment Products Sector (IMS) (1)	(6.4)	11.7
Wireless (1)	(26.8)	(2.9)
Others(2)	—	—
Flash Memories Group (FMG) (1)	—	5.4%
Total consolidated operating income (loss)(3)	(23.7)%	(3.6)%

(1)              As a percentage of net revenues per product group.
(2)              As a percentage of total net revenues. Includes operating income (loss) from sales of subsystems and other income (costs) not allocated to product segments.
(3)              As a percentage of total net revenues.

	(unaudited)
	Three Months Ended
	March 28, 2009	March 30, 2008
	(in millions)
Reconciliation to consolidated operating income (loss):
Total operating income (loss) of product segments	$(260)	$113
Strategic and other research and development programs	(5)	(1)
Acquired In-Process R&D	-	(21)
Start-up costs	(21)	(7)
Impairment, restructuring charges and other related closure costs	(56)	(183)
Unused capacity charges	(9)	-
Tools write-off	(16)	-
Consulting fees	(7)	-
Other non-allocated provisions(1)	(19)	11
Total operating loss Others	(133)	(201)
Total consolidated operating income (loss)	$(393)	$(88)

(1)              Includes unallocated income and expenses such as certain corporate level operating expenses and other costs that are not allocated to the product segments.

Net revenues by location of order shipment and by market segment

The table below sets forth information on our net revenues by location of order shipment:

	(unaudited)
	Three Months Ended
	March 28, 2009	March 30, 2008
	(in millions)
Net Revenues by Location of Order Shipment(1)(2)
EMEA	$539	$787
North America	197	344
Asia Pacific	478	595
Greater China	361	628
Japan	85	124
Total	$1,660	$2,478

(1)              Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.
(2)              As of January 1, 2009, Emerging Markets has been reallocated to the Europe, North America and Asia Pacific organizations.

The table below shows our net revenues by location of order shipment and market segment application and channel as a percentage of net revenues:

	(unaudited)
	Three Months Ended
	March 28, 2009	March 30, 2008
	(as percentages of net revenues)
Net Revenues by Location of Order Shipment(1)(2)
EMEA	32.4%	31.8%
North America(2)	11.9	13.9
Asia Pacific	28.8	24.0
Greater China	21.8	25.3
Japan	5.1	5.0
Total	100.0%	100.0%
Net Revenues by Market Segment Application(3):
Automotive	12%	15%
Consumer	14	14
Computer	11	12
Telecom	43	32
Industrial and Other	8	8
Distribution	12	19
Total	100.0%	100.0%

(1)              Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.
(2)              As of January 1, 2009, Emerging Markets has been reallocated to the Europe, North America and Asia Pacific organizations.
(3)              The above table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of our target segments.

The following table sets forth certain financial data from our Consolidated Statements of Income, expressed in each case as a percentage of net revenues:

	(unaudited)
	Three Months Ended
	March 28, 2009	March 30, 2008
	(as percentage of net revenues)
Net sales	99.8%	99.3%
Other revenues	0.2	0.7
Net revenues	100.0	100.0
Cost of sales	(73.7)	(63.7)
Gross profit	26.3	36.3
Selling, general and administrative	(16.9)	(12.3)
Research and development	(33.6)	(20.5)
Other income and expenses, net	3.8	0.4
Impairment, restructuring charges and other related closure costs	(3.3)	(7.4)
Operating loss	(23.7)	(3.6)
Other-than-temporary impairment charge on financial assets	(3.5)	(1.2)
Interest income, net	0.1	0.8
Loss on sale of financial assets	(0.5)	-
Earnings (loss) on equity investments	(14.0)	0.0
Loss before income taxes and noncontrolling interests	(41.6)	(3.9)
Income tax benefit	5.7	0.6
Loss before noncontrolling interests	(35.9)	(3.3)
Net loss (income) attributable to noncontrolling interest	3.3	(0.1)
Net loss attributable to parent company	(32.6)%	(3.4)%

First Quarter of 2009 vs. First Quarter of 2008 and Fourth Quarter of 2008

Net Revenues

	Three Months Ended			% Variation
	March 28, 2009 (unaudited)	Dec 31, 2008 (unaudited)	March 30, 2008 (unaudited)	Sequential	Year-Over-Year
	(in millions)
Net sales	$1,657	$2,264	$2,461	(26.8)%	(32.7)%
Other revenues	$3	$12	$17	—	—
Net revenues	$1,660	$2,276	$2,478	(27.1)%	(33.0)%

Year-over-year comparison

In the first quarter of 2009, revenues for both the TAM and the SAM registered a significant decrease due to the difficult economic environment. Based upon most recently published estimates, semiconductor industry revenues decreased year-over-year by approximately 30% for the TAM and 29% for the market we serve, the SAM, to reach approximately $44 billion and $27 billion, respectively.

Our first quarter 2009 net revenues experienced a similar trend, driven by the sharp decrease in demand from our customers. The majority of our market segments were negatively impacted by these difficult economic conditions and registered declining rates, with particularly weak results in Distribution, Automotive, Computer, Industrial and Consumer. Our Telecom sector, however, decreased less significantly on a year-over-year basis due to the contribution of the acquired wireless businesses from NXP and Ericsson. Our as reported revenue variation was slightly below the TAM and the SAM. The first quarter of 2009 included the contribution of the acquired NXP and EMP businesses, while the first quarter of 2008 included FMG.

ACCI’s revenues decreased approximately 40%, with the weakest results seen in Automotive, Computer Peripherals and Consumer products. IMS registered a decline of 35.5%, although MEMS products registered growth. Wireless sales registered growth of approximately 49.1%, thanks to the integration of the NXP and EMP wireless businesses, which accounted for $238 million during the first quarter of 2009. The negative trend in volume in all product segments was partially offset by improvements in our product mix.

By location of order shipment, all regions were negatively impacted by the drop in revenues, ranging from the greatest decrease of 42.5% in Greater China to the lowest of approximately 20% in Asia Pacific. We had several large customers, with the largest one, the Nokia group of companies, accounting for approximately 19% of our first quarter 2009 net revenues, the same percentage it had accounted for during the first quarter of 2008, excluding FMG.

Sequential comparison

On a sequential basis our revenues also dropped significantly as a result of an approximate 37.5% decrease in units sold excluding EMP and an estimated 8.5% increase in average selling prices thanks to a more favorable product mix.

ACCI revenues decreased by 30.2%, reflecting difficult market conditions in all product groups, especially in Consumer, Automotive and Computer. The decrease was mainly driven by a decline in units sold, which was partially offset by a favorable product mix. IMS revenues declined 37.0%, due to lower sales volume and flat selling prices. Wireless revenues decreased 9.9%, despite the additional revenue contributed by EMP, due to lower sales volume.

All market segment applications decreased, with the most significant decrease registered in Distribution.

All regions registered a negative sequential performance in terms of revenues ranging from a 40% decrease in Japan to a 20% decrease in EMEA. In the first quarter of 2009, we had several large customers, with the largest one, the Nokia group of companies, accounting for approximately 19% of our net revenues, increasing from the 15% it had accounted for during the fourth quarter of 2008.

Gross profit

	Three Months Ended			% Variation
	March 28, 2009 (unaudited)	Dec 31, 2008 (unaudited)	March 30, 2008 (unaudited)	Sequential	Year-Over-Year
	(In millions)
Cost of sales	$(1,223)	$(1,454)	$(1,579)	15.9%	22.6%
Gross profit	$437	$822	$899	(46.8)%	(51.4)%
Gross margin (as a percentage of net revenues)	26.3%	36.1%	36.3%	—	—

The first quarter of 2009 was largely penalized by unused capacity charges which resulted from significant underloading of our wafer fabs that we had planned in order to cut the level of our inventories. Gross margin was largely below the previous quarters, reaching a level of 26.3%; however, the unused capacity charges were estimated to account for over 8 percentage points. On a year-over-year comparable basis, the significant decline was also due to the lower volume of our revenues. First quarter of 2008 gross margin was 36.3%.

In the fourth quarter of 2008, gross margin was 36.1% as reported or, on an adjusted basis, 37.5% excluding inventory step-up purchase accounting adjustments related to the former NXP wireless business, which accounted for $31 million. The adjusted number is not a U.S. GAAP measure, but it is presented to provide a more direct comparison to the first quarter of 2009.

The impact of the U.S. dollar exchange rate was favorable on both a sequential and year-over-year basis.

Selling, general and administrative expenses

	Three Months Ended			% Variation
	March 28, 2009 (unaudited)	Dec 31, 2008 (unaudited)	March 30, 2008 (unaudited)	Sequential	Year-Over-Year
	(In millions)
Selling, general and administrative expenses	$(280)	$(304)	$(304)	8.0%	8.0%
As percentage of net revenues	(16.9)%	(13.4)%	(12.3)%	—	—

The amount of our selling, general and administrative expenses decreased on a year-over-year basis, as a result of our cost reduction plans, the deconsolidation of FMG and the favorable dollar exchange rate. Our share-based compensation charges were $6 million in the first quarter of 2009, compared to $16 million in the first quarter of 2008.

As a percentage of revenues, selling, general and administrative expenses increased to 16.9% compared to the prior year’s first quarter, due primarily to the sharp drop of our sales.

Sequentially, our selling, general and administrative expenses also decreased, thanks to the more favorable dollar exchange rate. Share-based compensation charges amounted to $5 million in the fourth quarter of 2008.

As a percentage of revenues, we registered an increase from 13.4% to 16.9% due to the decline in sales.

Research and development expenses

	Three Months Ended			% Variation
	March 28, 2009 (unaudited)	Dec 31, 2008 (unaudited)	March 30, 2008 (unaudited)	Sequential	Year-Over-Year
	(In millions)
Research and development expenses	$(557)	$(572)	$(509)	2.5%	(9.7)%
As percentage of net revenues	(33.6)%	(25.1)%	(20.5)%	—	—

On a year-over-year basis, our R&D expenses increased in line with the expansion of our activities, including the integration of the acquired businesses from NXP, Ericsson and Genesis. The first quarter of 2009 amount included $4 million of share-based compensation charges compared to $10 million in the first quarter of 2008. In addition, the first quarter of 2009 included $13 million related to amortization charges generated by recent acquisitions. However, these expenses benefited from $38 million recognized as research tax credits, compared to $36 million in the year-ago quarter.

As a percentage of revenues, first quarter 2009 R&D was equivalent to 33.6%, with a substantial increase compared to the year ago period due to declining revenues.

On a sequential basis, R&D expenses decreased, despite the consolidation of EMP, due to seasonal factors.

Other income and expenses, net

	Three Months Ended
	March 28, 2009 (unaudited)	Dec 31, 2008 (unaudited)	March 30, 2008 (unaudited)
	(In millions)
Research and development funding	$72	$19	$19
Start-up/phase-out costs	(21)	(7)	(7)
Exchange gain (loss) net	19	-	4
Patent litigation costs	(3)	(3)	(5)
Patent pre-litigation costs	(2)	(2)	(3)
Gain on sale of other non-current assets	-	-	2
Other, net	(2)	(1)	(1)
Other income and expenses, net	63	6	9
As a percentage of net revenues	3.8%	0.3%	0.4%

Other income and expenses, net, mainly included, as income, items such as R&D funding and, as expenses, start-up costs and patent claim costs. R&D funding income was associated with our R&D projects, which, upon project approval, qualifies as funding on the basis of contracts with local government agencies in locations where we pursue our activities. In the first quarter of 2009, the balance of these factors resulted in net income of $63 million, originated by $72 million in R&D funding, which was significantly higher than in comparable previous periods as a result of a new program in France which, while entered into during the first quarter of 2009, covers a time period beginning retroactively in 2008. The first quarter of 2009 also included a high amount of phase-out costs associated with the closure of our facilities in Carrollton, Texas and Ain Sebaa, Morocco.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	March 28, 2009 (unaudited)	Dec 31, 2008 (unaudited)	March 30, 2008 (unaudited)
	(In millions)
Impairment, restructuring charges and other related closure costs	$(56)	$(91)	$(183)
As a percentage of net revenues	(3.3)%	(4.0)%	(7.4)%

In the first quarter of 2009, we recorded impairment, restructuring charges and other related closure costs of $56 million related to:

•           $43 million of one-time termination benefits to be paid in relation to the closure of our Ain Sebaa, Morocco, Carrollton, Texas and Phoenix, Arizona sites, as well as other relevant charges;

•           $7 million related to other ongoing and newly committed restructuring plans, consisting primarily of voluntary termination benefits and early retirement arrangements in some of our European locations, as well as workforce reduction in Asia Pacific; and

•           $6 million as impairment on certain of our goodwill.

In the first quarter of 2008, we recorded impairment, restructuring charges and other related closure costs of $183 million, mainly comprised of: the FMG assets disposal which required the recognition of $164 million as an additional loss and $2 million as restructuring and other related disposal costs; 2007 restructuring plan, which required the recognition of $13 million as restructuring charges and $1 million as other related closure costs; and previously announced programs which accounted for a charge of $3 million.

In the fourth quarter of 2008, we recorded impairment, restructuring charges and other related closure costs pertaining to: $29 million related to one-time termination benefits to be paid at the closure of our Carrollton, Texas and Phoenix, Arizona sites, as well as other charges; $2 million impairment costs associated with an investment in a minority participation; $9 million charges related to the FMG deconsolidation; and $51 million related to other restructuring plans, consisting primarily of voluntary termination benefits and early retirement arrangements in some of our European locations.

Operating income (loss)

	Three Months Ended
	March 28, 2009 (unaudited)	Dec 31, 2008 (unaudited)	March 30, 2008 (unaudited)
	(In millions)
Operating loss	$(393)	$(139)	$(88)
In percentage of net revenues	(23.7)%	(6.1)%	(3.6)%

Our operating results were largely impacted by the strong decline in demand, which also triggered the recognition of significant underutilization charges. As a result, we registered an operating loss of $393 million, significantly greater than our operating losses in previous periods.

All of our product segments registered a decline in their operating results on a year-over-year basis. ACCI’s operating result moved from a profit of $17 million to a loss of $89 million, driven by the significant drop in revenues. IMS registered a loss of $32 million, compared to a profit of $90 million in the year-ago quarter; its profitability was largely impacted by a strong decline in sales volume, while operating expenses remained at a high level. Wireless registered an operating loss of $139 million, deteriorating compared to the operating loss of $10 million in the year ago period, as a result of higher operating expenses.

We also present our pro forma operating results, calculated by adding back to operating income (loss), as reported, our impairment and restructuring charges and other one-time items. We believe pro forma operating results provide useful information for investors and management because they measure our capacity to generate profitability from our business operations, excluding the one-time effects of acquisitions and the expenses related to the rationalizing of our activities and sites. In addition, our pro forma operating results are used on a comparable basis as one of the performance criteria that determines the vesting of our shares allocated under our nonvested stock award plans for key employees. Pro forma operating results are not a U.S. GAAP measure and do not fully present our total operating results since they do not include impairment and restructuring charges and other items related to purchase accounting.

	Three Months Ended
	March 28, 2009 (unaudited)	Dec 31, 2008 (unaudited)	March 30, 2008 (unaudited)
	(In millions)
Operating loss, as reported	$(393)	$(139)	$(88)
Adding back:
Cost of sales: NXP inventory step-up	—	31	—
Research and development: IP R&D	—	—	21
Impairment and restructuring charges	56	91	183
Operating result, pro forma	$(337)	$(17)	$116

On a comparative basis with previous periods, our pro forma operating result had also significantly deteriorated due to the drop in revenues.

Interest income, net

	Three Months Ended
	March 28, 2009 (unaudited)	Dec 31, 2008 (unaudited)	March 30, 2008 (unaudited)
	(In millions)
Interest income, net	$1	$3	$20

We recorded net interest income of $1 million, which decreased compared to previous periods due to less interest income received as a result of significantly lower U.S. dollar and Euro denominated interest rates.

Other-than-temporary impairment charges on financial assets

	Three Months Ended
	March 28, 2009 (unaudited)	Dec 31, 2008 (unaudited)	March 30, 2008 (unaudited)
	(In millions)
Other-than-temporary impairment charges on financial assets	$(58)	$(55)	$(29)

In the first quarter of 2009, we registered an additional $58 million as an other-than-temporary impairment charge relating to our Auction Rate Securities investments.

As of March 28, 2009, we had Auction Rate Securities, representing interests in collateralized obligations and credit linked notes, that were carried on our balance sheet as available-for-sale financial assets at an amount of $184 million with a par value of $415 million. On February 16, 2009, we announced that FINRA had awarded us, in connection with sales of unauthorized Auction Rate Securities made to us by Credit Suisse, approximately $406 million and on February 17, 2009, we filed a petition in the United States District Court for the Southern District of New York seeking enforcement of the award. Credit Suisse has responded by seeking to vacate the FINRA award. See “Other Developments” for more information.

For more details, see the paragraph “Liquidity and Capital Resources.”

Earnings (loss) on equity investments

	Three Months Ended
	March 28, 2009 (unaudited)	Dec 31, 2008 (unaudited)	March 30, 2008 (unaudited)
	(In millions)
Earnings (loss) on equity investments	$(232)	$(204)	—

In the first quarter of 2009, we recorded a charge of $69 million that represents our proportional share of the loss reported by Numonyx in the fourth quarter of 2008 and a benefit of $40 million related to amortization of basis differences arising principally from impairment charges recorded by us in prior periods, which resulted in net impact of $29 million. We recorded an additional impairment loss of $200 million on our Numonyx equity investment, which reflected the joint venture’s deteriorating performance in the metrics used to assess the value of the company.

In the fourth quarter of 2008, we recorded an impairment loss of $180 million on our Numonyx equity investment.

Loss on sale of financial assets / Unrealized gain on financial assets

	Three Months Ended
	March 28, 2009 (unaudited)	Dec 31, 2008 (unaudited)	March 30, 2008 (unaudited)
	(In millions)
Loss on sale of financial assets	$(8)	-	-
Unrealized gain on financial assets	-	$15	-

In 2006, we entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. The cancellable swaps convert the fixed rate interest expense recorded on the convertible bonds due 2016 to a variable interest rate based upon adjusted LIBOR. Until November 1, 2008, the cancellable swaps met the criteria for designation as a fair value hedge. Due to the exceptionally low U.S. dollar interest rate as a consequence of the financial crisis, we assessed in 2008 that the swaps were no longer effective as of November 1, 2008 and the fair value hedge relationship was discontinued. Consequently, the swaps were classified as held-for-trading financial assets. An unrealized gain was recognized in earnings from discontinuance date totaling $15 million and was reported on the line “Unrealized gain on financial assets” of the consolidated statement of income for the three months ended December 31, 2008.

This instrument was sold during the first quarter of 2009 with a loss of $8 million due to variation in the underlying interest rates compared to December 31, 2008.

Income tax benefit (expense)

	Three Months Ended
	March 28, 2009 (unaudited)	Dec 31, 2008 (unaudited)	March 30, 2008 (unaudited)
	(In millions)
Income tax benefit	$95	$9	$14

During the first quarter of 2009, we registered an income tax benefit of $95 million, reflecting an effective tax rate of 13.8%.

Our tax rate is variable and depends on changes in the level of operating income within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries; as such benefits may not be available in the future due to changes in the local jurisdictions, our effective tax rate could be different in future quarters and may increase in the coming years. In addition, our yearly income tax charges include the estimated impact of some provisions related to potential and certain positions.

Net loss (income) attributable to noncontrolling interest

	Three Months Ended
	March 28, 2009 (unaudited)	Dec 31, 2008 (unaudited)	March 30, 2008 (unaudited)
	(In millions)
Net loss (income) attributable to noncontrolling interest	$54	$5	$(1)

In the first quarter of 2009, we booked a net loss of $54 million attributable to noncontrolling interest, which included noncontrolling interest of 20% owned by NXP in the ST-NXP joint venture for the month of January and of 50% owned by Ericsson in ST-Ericsson Holding AG, which is the parent of the ST-Ericsson joint venture companies that we consolidated for the months of February and March. This amount reflected their share in the joint ventures’ loss.

In the fourth quarter of 2008, the net loss was attributable to NXP’s 20% ownership in the ST-NXP joint venture.

All periods included the recognition of noncontrolling interest related to our joint venture in Shenzhen, China for assembly operating activities, which however does not report material amounts.

Net income (loss) attributable to parent company

	Three Months Ended
	March 28, 2009 (unaudited)	Dec 31, 2008 (unaudited)	March 30, 2008 (unaudited)
	(In millions)
Net loss attributable to parent company	$(541)	$(366)	$(84)
As percentage of net revenues	(32.6)%	(16.1)%	(3.4)%

For the first quarter of 2009, we reported a loss of $541 million as a result of adverse economic conditions, which negatively impacted our operations, and certain unusual charges. In the first quarter of 2008, we had a net loss of $84 million and in the fourth quarter of 2008 we had a net loss of $366 million.

Loss per share for the first quarter of 2009 was $(0.62), compared to $(0.42) in the fourth quarter of 2008 and $(0.09) in the year-ago quarter.

We also present our pro forma earnings (loss) per share, calculated by adding back to net income (loss) attributable to parent company, as reported, our impairment and restructuring charges and, when applicable, other one-time items. We believe pro forma earnings (loss) per share provide useful information for investors and management because they measure our capacity to generate earnings from our business operations, excluding the expenses related to the rationalizing of our activities and sites and the one-time effects of acquisitions. Pro forma earnings (loss) per share are not a U.S. GAAP measure and do not fully present our earnings (loss) per share attributable to parent company since they do not include impairment and restructuring charges and other items related to purchase accounting, when applicable.

In the first quarter of 2009, the impact of restructuring and impairment charges, other-than-temporary impairment charges and the loss on our Numonyx equity investment was estimated to be approximately $(0.31) per share. In the fourth quarter of 2008, loss per share was impacted for approximately $(0.36) per share by restructuring and impairment charges, other-than-temporary impairment charges, the loss on our Numonyx equity investment and non-recurring items. In the year-ago quarter, the impact of impairment, restructuring and other-than temporary impairment charges was estimated to be equivalent to approximately $(0.22) per share.

Legal Proceedings

As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications from other semiconductor companies or third parties alleging possible infringement of patents. Furthermore, we may become involved in costly litigation brought against us regarding patents, copyrights, trademarks, trade secrets or mask works. In the event the outcome of any litigation is unfavorable to us, we may be required to take a license to the underlying intellectual property right upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on our results of operations and ability to compete. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology.”

We record a provision when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims to determine whether they need to be adjusted based on the current information available to us. Legal costs associated with claims are expensed as incurred. We are in discussion with several parties with respect to claims against us relating to possible infringements of patents and similar intellectual property rights of others.

We are currently a party to legal proceedings with SanDisk Corporation.

On October 15, 2004, SanDisk filed a complaint for patent infringement and a declaratory judgment of non-infringement and patent invalidity against us with the United States District Court for the Northern District of California. The complaint alleged that our products infringed on a single SanDisk U.S. patent (Civil Case No. C 04-04379JF). By an order dated January 4, 2005, the court stayed SanDisk’s patent infringement claim, pending final determination in an action filed contemporaneously by SanDisk with the U.S. International Trade Commission (“ITC”), which covered the same patent claim asserted in Civil Case No. C 04-04379JF. The ITC action was subsequently resolved in our favor. On August 2, 2007, SanDisk filed an amended complaint in the United States District Court for the Northern District of California adding allegations of infringement with respect to a second SanDisk U.S. patent which had been the subject of a second ITC action and which was also resolved in our favor. On September 6, 2007, we filed an answer and a counterclaim alleging various federal and state antitrust and unfair competition claims. SanDisk filed a motion to dismiss our antitrust counterclaim, which was denied on January 25, 2008. On October 17, 2008, the Court issued an order granting in part and denying in part a summary judgment motion filed by SanDisk with respect to our antitrust counterclaims. Discovery is ongoing. SanDisk recently moved to add two additional related patents to the case. Such motion is currently pending. The trial date has not yet been set.

On October 14, 2005, we filed a complaint against SanDisk and its current CEO, Dr. Eli Harari, before the Superior Court of California, County of Alameda. The complaint seeks, among other relief, the assignment or co-ownership of certain SanDisk patents that resulted from inventive activity on the part of Dr. Harari that took place while he was an employee, officer and/or director of Waferscale Integration, Inc. and actual, incidental, consequential, exemplary and punitive damages in an amount to be proven at trial. We are the successor to Waferscale Integration, Inc. by merger. SanDisk removed the matter to the United States District Court for the Northern District of California, which remanded the matter to the Superior Court of California, County of Alameda in July 2006. SanDisk moved to transfer the case to the Superior Court of California, County of Santa Clara and to strike our claim for unfair competition, which were both denied by the trial court. SanDisk appealed these rulings and also moved to stay the case pending resolution of the appeal. On January 12, 2007, the California Court of Appeals ordered that the case be transferred to the Superior Court of California, County of Santa Clara. On August 7, 2007, the California Court of Appeals affirmed the Superior Court’s decision denying SanDisk’s motion to strike our claim for unfair competition. SanDisk appealed this ruling to the California Supreme Court, which refused to hear it. On August 26, 2008, the federal court granted our motion to remand the case back to Santa Clara County and, subsequently, on September 9, 2008 SanDisk’s motion for reconsideration. The case has now been re-certified in the state court and a trial date of September 8, 2009 has been set. Discovery is ongoing. In April 2009, the Court denied Sandisk’s motion for summary judgement on SanDisk’s affirmative defense of statute of limitations.

With respect to the lawsuits with SanDisk as described above, and following two prior decisions in our favor taken by the ITC, we have not identified any risk of probable loss that is likely to arise out of the outstanding proceedings.

We are also a party to legal proceedings with Tessera, Inc.

On January 31, 2006, Tessera added our Company as a co-defendant, along with several other semiconductor and packaging companies, to a lawsuit filed by Tessera on October 7, 2005 against Advanced Micro Devices Inc. and Spansion in the United States District Court for the Northern District of California. Tessera is claiming that certain of our small format BGA packages infringe certain patents owned by Tessera, and that we are liable for damages. Tessera is also claiming that various ST entities breached a 1997 License Agreement and that we are liable for unpaid royalties as a result. In April and May 2007, the United States Patent and Trademark Office (“PTO”) initiated reexaminations in response to the reexamination requests. A final decision regarding the reexamination requests is pending.

On April 17, 2007, Tessera filed a complaint against us, Spansion, ATI Technologies, Inc., Qualcomm, Motorola and Freescale with the ITC with respect to certain small format ball grid array packages and products containing the same, alleging patent infringement claims of two of the Tessera patents previously asserted in the District Court action described above and seeking an order excluding importation of such products into the United States. On May 15, 2007, the ITC instituted an investigation pursuant to 19 U.S.C. § 1337, entitled “In the Matter of Certain Semiconductor Chips with Minimized Chip Package Size and Products Containing Same”, Inv. No. 337-TA-605. The PTO’s Central Reexamination Unit has issued office actions rejecting all of the asserted patent claims on the grounds that they are invalid in view of certain prior art. Tessera is contesting these rejections, and the PTO has not made a final decision. On February 25, 2008, the administrative law judge issued an initial determination staying the ITC proceeding pending completion of these reexamination proceedings. On March 28, 2008, the ITC reversed the administrative law judge and ordered him to reinstate the ITC proceeding. Trial proceedings took place from July 14, 2008 to July 18, 2008. On December 1, 2008, the ITC Administration Law Judge issued this initial determination finding the “326” and “419” patents valid but not infringed. Tessera has appealed this ruling to the ITC which, on March 26, 2009 decided to extend the deadline for completing its review and rendering its final determination until May 20, 2009. Pursuant to its review, the ITC can affirm, modify or reverse the initial determination, in whole or in part. The two Tessera patents asserted in the proceedings will expire in 2010.

In addition, in April 2008, we, along with several other companies such as Freescale, NXP Semiconductor, Grace Semiconductor, National Semiconductor, Spansion and Elpida, were sued by LSI Corp. and its wholly-owned subsidiary Agere Systems, Inc. (collectively “LSI”) before the ITC in Washington, D.C. The lawsuit follows LSI Corp.’s purchase of Agere Systems Inc. and alleges infringement of a single Agere U.S. process patent (US 5,227,335). LSI is seeking an exclusion order preventing the importation into the United States of semiconductor integrated devices and products made by the methods alleged to infringe the asserted patent. The Administrative Law Judge assigned to the case set a July 2009 trial date with an initial determination on the merits due September 21, 2009. The ITC’s final determination is currently scheduled for January 21, 2010. The LSI patent in suit expires July 13, 2010. A claim for patent infringement was also made by LSI in the United States District Court for the Eastern District of Texas regarding the same patent. The action in the United States District Court for the Eastern

District of Texas has been stayed pending completion of the ITC case. Fact discovery is closed in this case and the plaintiff’s expert report contains no mention of ST. We have filed a motion for summary determination with the ITC based upon our affirmative defense of license and LSI’s failure to offer expert testimony regarding infringement of the asserted patent by any ST product.

Other Matters

In February 2008, we instituted arbitration proceedings against Credit Suisse Securities LLC (“Credit Suisse”) in connection with the unauthorized purchase by Credit Suisse of collateralized debt obligations and credit-linked notes (the “Unauthorized Securities”) instead of the federally guaranteed student loan securities that we had instructed Credit Suisse to purchase. On February 12, 2009 an arbitration panel of the Financial Industry Regulatory Authority (“FINRA”) awarded us approximately $401.5 million in compensatory and consequential damages, in addition to approximately $27 million in interest and $3 million in attorney's fees, in exchange for the transfer of all of the Unauthorized Securities back to Credit Suisse. On February 17, 2009, we filed a petition in the United States District Court for the Southern District of New York (the “Court”) seeking confirmation and enforcement of the FINRA award. Credit Suisse has responded by seeking to vacate the FINRA award. All required written submissions have to date been filed with the court by us and Credit Suisse, and the court may rule at any time.

In October 2008, we learned that the European Commission had commenced an investigation involving the Smartcard business for alleged violations of antitrust laws. This investigation is in the very early stages. We are monitoring the investigation carefully and have expressed our willingness to the European Commission to cooperate to the full extent possible in the management of the case and our availability to provide any additional information or documentation as may be requested.

Related-Party Transactions

One of the members of our Supervisory Board is a managing director of Areva SA, which is a controlled subsidiary of CEA, one of the members of our Supervisory Board is the Chairman and CEO of France Telecom and a member of the Board of Directors of Thomson, another is the non-executive Chairman of the Board of Directors of ARM Holdings PLC (“ARM”), two of our Supervisory Board members are non-executive directors of Soitec, one of our Supervisory Board members is the CEO of Groupe Bull, one of the members of the Supervisory Board is also a member of the Supervisory Board of BESI and one of the members of our Supervisory Board is a director of Oracle Corporation (“Oracle”) and Flextronics International. France Telecom and its subsidiaries Equant and Orange, as well as Oracle’s subsidiary PeopleSoft supply certain services to our Company. We have a long-term joint R&D partnership agreement with LETI, a wholly-owned subsidiary of CEA. We have certain licensing agreements with ARM, and have conducted transactions with Soitec and BESI as well as with Thomson, Flextronics and a subsidiary of Groupe Bull. Each of the aforementioned arrangements and transactions are negotiated without the personal involvement of our Supervisory Board members and we believe that they are made on an arms-length basis in line with market practices and conditions.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market rule, the reference currency for the semiconductor industry is the U.S. dollar and product prices are mainly denominated in U.S. dollars. However, revenues for some of our products (primarily our dedicated products sold in Europe and Japan) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase, in the short term, our level of revenues when reported in U.S. dollars. Revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or in local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between changes in currency rates and adjustments in the local currency equivalent price paid for such products. Furthermore, certain significant costs incurred by us, such as manufacturing, labor costs and depreciation charges, selling, general and administrative expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Euro zone or other non-U.S. dollar currency areas, our costs tend to increase when translated into U.S. dollars in case of dollar weakening or to decrease when the U.S. dollar is strengthening.

In summary, as our reporting currency is the U.S. dollar, currency exchange rate fluctuations affect our results of operations: if the U.S. dollar weakens, we receive a limited part of our revenues, and more importantly, we increase a significant part of our costs, in currencies other than the U.S. dollar. As described below, our effective average U.S. dollar exchange rate strengthened during the first quarter of 2009, particularly against the Euro, causing us to report lower expenses and favorably impacting both our gross margin and operating income. Our consolidated statements of income for the three months ended March 28, 2009 included income and expense items translated at the average U.S. dollar exchange rate for the period.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of raw materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our consolidated statements of income, in particular with respect to a portion of the costs of goods sold, most of the R&D expenses and certain selling and general and administrative expenses, located in the Euro zone. Our effective average rate of the Euro to the U.S. dollar was $1.33 for €1.00 for the first quarter of 2009 and $1.40 for €1.00 for the fourth quarter of 2008 while it was $1.47 for €1.00 for the first quarter of 2008. These effective exchange rates are not a U.S. GAAP measure, but they reflect the actual exchange rates combined with the impact of hedging contracts matured in the period.

As of March 28, 2009, the outstanding hedged amounts were €335 million to cover manufacturing costs and €395 million to cover operating expenses, at an average rate of about $1.31 for €1.00 for both (including the premium paid to purchase foreign exchange options), maturing over the period from March 31, 2009 to February 5, 2010. In the fourth quarter of 2008 we decided to extend the time horizon of our cash flow hedging contracts for manufacturing costs and operating expenses for up to 12 months. As of March 28, 2009, these outstanding hedging contracts and certain expired contracts covering manufacturing expenses capitalized in inventory represented a deferred gain of approximately $10 million after tax, recorded in “Other comprehensive income” in equity, compared to a deferred gain of approximately $12 million after tax as at December 31, 2008.

Our hedging policy is not intended to cover the full exposure and is based on hedging a declining percentage of exposure quarter after quarter. In addition, in order to mitigate potential exchange rate risks on our commercial transactions, we purchased and entered into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates. We may in the future purchase or sell similar types of instruments. See Item 11, “Quantitative and Qualitative Disclosures about Market Risk,” in our Form 20-F as may be updated from time to time in our public filings for full details of outstanding contracts and their fair values. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates.

Our treasury strategies to reduce exchange rate risks are intended to mitigate the impact of exchange rate fluctuations. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar. Furthermore, if the value of the U.S. dollar increases, we may record losses in connection with the loss in value of the remaining hedging instruments at the time. In the first quarter of 2009, as a result of cash flow hedging, we recorded a net loss of $13 million, consisting of a loss of $5 million to R&D expenses, a loss of $7 million to costs of goods sold and a loss of $1 million to selling, general and administrative expenses, while in the first quarter of 2008, we recorded a net gain of $6 million.

The net effect of the consolidated foreign exchange exposure resulted in a net gain of $19 million in “Other income and expenses, net” in the first quarter of 2009.

Assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses are translated at the average exchange rate for the period. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period since a large part of our assets and liabilities are accounted for in Euros as their functional currency. Adjustments resulting from the translation are recorded directly in equity, and are shown as “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in equity. At March 28, 2009, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

For a more detailed discussion, see Item 3, “Key Information — Risk Factors — Risks Related to Our Operations” in our Form 20-F as may be updated from time to time in our public filings.

Impact of Changes in Interest Rates

Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results from operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents and the total interest expense paid on our financial debt.

Our interest income, net, as reported on our consolidated statements of income, is the balance between interest income received from our cash and cash equivalent and marketable securities investments and interest expense paid on our long-term debt. Our interest income is dependent on the fluctuations in the interest rates, mainly in the U.S. dollar and the Euro, since we invest primarily on a short-term basis; any increase or decrease in the short-term market interest rates would mean an equivalent increase or decrease in our interest income. Our interest expenses are associated with our long-term Zero Coupon 2013 Convertible Bonds (with a fixed rate of 1.5%), our Floating Rate Note, which is fixed quarterly at a rate of LIBOR + 40bps, and EIB Floating Rate Loans for a total of $701 million. To manage the interest rate mismatch, in the second quarter of 2006, we entered into cancelable swaps to hedge a portion of the fixed rate obligations on our outstanding long-term debt with Floating Rate derivative instruments. Of the $974 million in 2016 Convertible Bonds issued in the first quarter of 2006, we entered into cancelable swaps for $200 million of the principal amount of the bonds, swapping the 1.5% yield equivalent on the bonds for 6 Month USD LIBOR minus 3.375%, partially offsetting the interest rate mismatch of the 2016 Convertible Bond. Our hedging policy was not intended to cover the full exposure and all risks associated with these instruments. Due to the exceptionally low U.S. dollar interest rate as a consequence of the financial crisis, in 2008 we determined that the swaps had not been effective since November 1, 2008 and the fair value hedge relationship was discontinued. Consequently, the swaps were designated as held-for-trading financial assets and reported at fair value as a component of “Other receivables and current assets” in the consolidated balance sheet as at December 31, 2008 for $34 million, since we intended to hold the derivative instruments for a short period of time that would not exceed twelve months. An unrealized gain was recognized in earnings from discontinuance date totaling $15 million and was reported on the line “Unrealized gain on financial assets” of the consolidated statement of income for the three months ended December 31, 2008. This instrument was sold during the first quarter of 2009 with a positive cash flow impact of $26 million and a loss of $8 million.

We also have $250 million of restricted cash formally associated with Hynix Semiconductor.

As of March 28, 2009, our cash and cash equivalents and marketable securities generated an average interest income rate of 1.49%.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated “A” or better. Part of our liquidity is also held in Euros to naturally hedge intercompany payables and financial debt in the same currency and is placed with financial institutions rated at least single A long-term rating, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings. Marginal amounts are held in other currencies. See Item 11, “Quantitative and Qualitative Disclosures About Market Risk” included in the Form 20-F, as may be updated from time to time in our public filings.

In the third quarter of 2007, we determined that since unauthorized investments in Auction Rate Securities other than in the U.S. federally-guaranteed student loan program experienced auction failure since August such investments were to be more properly classified on our consolidated balance sheet as “Marketable securities” instead of “Cash and cash equivalents” as done in previous periods. Because the investments made for our account in Auction Rate Securities other than U.S. federally-guaranteed student loans were made without our authorization, in 2008, we initiated arbitration proceedings against Credit Suisse Securities LLC, and an action in district court against Credit Suisse Group, to reverse the unauthorized purchases and to recover all losses in our account, including, but not limited to, the $231 million impairment posted to date.

As of March 28, 2009, we had $1,480 million in cash and cash equivalents, $988 million in marketable securities as current assets composed of $606 million of senior debt Floating Rate Notes (“FRN”) issued by primary financial institutions and $382 million of Aaa Discounted Government Bonds, $250 million as restricted cash and $184 million as non-current assets invested in Auction Rate Securities. At March 30, 2008, cash and cash equivalents were $2,060 million and at December 31, 2008 they were $1,009 million.

As of March 28, 2009, we had $988 million in marketable securities as current assets, composed of $382 million invested in Aaa Discounted Government Bonds from French and U.S. governments, $606 million invested in senior debt floating rate notes issued by primary financial institutions with an average rating, excluding impaired debt securities, of Aa2/A+. The FRN are classified as available-for-sale and reported at fair value, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in equity, except if deemed to be other-than temporary. Out of the total $382 million invested in Aaa Discounted Government Bonds in 2009, $249 million is classified as available-for-sale financial assets, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in equity and $133 million is classified as held-for-trading debt securities, with changes in fair value immediately recorded in the consolidated statement of income in the first quarter of 2009.

We reported as of March 28, 2009 an after-tax decline in fair value on our floating rate note portfolio totaling $1 million due to the general widening of credit spreads associated with the financial market turmoil. The change in fair value was recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in equity since we assessed that this decline in fair value was temporary and that we were in a position to recover the total carrying amount of these investments in subsequent periods. Since the duration of the floating-rate note portfolio is only 2.3 years on average and the securities have a minimum Moody’s rating of “A2”, we expect the value of the securities to return to par as the final maturity approaches (with the only exception of a Senior FRN of €15 million issued by Lehman Brothers, the value of which was impaired through an “other than temporary” charge in 2008). The fair value for these securities is based on market prices publicly available through major financial information providers. The market price of the Floating Rate Notes is influenced by changes in the credit standing of the issuer but is not significantly impacted by movement in interest rates. The approaching maturity of the Floating Rate Notes has a positive effect on the market price.

In 2009, we invested $503 million in French and U.S. government bonds, of which $127 million was sold in the first quarter of 2009. The change in fair value of the $249 million debt securities classified as available-for-sale was not material as at March 28, 2009. The change in fair value on the Euro-denominated Aaa Discounted Government Bonds classified as held-for-trading corresponded to a $6 million gain and primarily resulted from changes in the Euro/U.S. dollar exchange rate. The duration of the government bonds portfolio is 3.5 months and the securities are rated Aaa by Moody’s.

As of March 28, 2009, we had Auction Rate Securities, representing interests in collateralized debt obligations and credit linked notes with a par value of $415 million, that were carried on our balance sheet as available-for-sale financial assets for $184 million. Following the continued failure of auctions for these securities which began in August 2007, during the fourth quarter of 2007, we first registered a decline in the value of these Auction Rate Securities as an “Other-than-temporary” impairment charge against net income for $46 million. Since the initial failure of the auctions in August 2007, the market for these securities has completely frozen without any observable secondary market trades, and consequently, during 2008 and 2009, the portfolio experienced a further estimated decline in fair value of $185 million, of which $58 million was recorded during the first quarter of 2009. The reduction in estimated fair value was recorded as an “Other-than-temporary” impairment charge against net income.

Since the fourth quarter of 2007, as there was no information available regarding ‘mark to market’ bids and ‘mark to model’ valuations from the structuring financial institutions for these securities, we based our estimation of fair value on a theoretical model using yields obtainable for comparable assets. The value inputs for the evaluation of these securities were publicly available indices of securities with the same rating, similar duration and comparable/similar underlying collaterals or industries exposure (such as ABX for the collateralized debt obligation and ITraxx and IBoxx for the credit linked notes). The higher impairment charges during 2008 and 2009 reflect downgrading events on the collateral debt obligations comparing the relevant ABX indices of a lower rating category and a general negative trend of the corporate debt market. The estimated value of the collateralized debt obligations could further decrease in the future as a result of credit market deterioration and/or other downgrading. The estimated value of the corporate debt securities could also further decrease in the future due to a deterioration of the corporate industry indices used for the evaluation.

The investments made in the aforementioned Auction Rate Securities were made without our authorization and, in 2008, we launched a legal action against Credit Suisse Securities LLC (Credit Suisse). On February 16, 2009, the arbitration panel of the Financial Industry Regulatory Authority (“FINRA”) awarded us approximately $406 million comprising compensatory damages as well as interest, attorneys’ fees and authorized us to retain interest of approximately $25 million that has already been paid. We have petitioned the United States court for the Southern District of New York seeking enforcement of the award. Credit Suisse has responded by seeking to vacate the FINRA award. Upon receipt of the payment we will transfer ownership of our unauthorized auction rate securities to Credit Suisse. See “Other Developments” for more information.

 Liquidity

We maintain a significant cash position and a low debt to equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs with net cash generated from operating activities.

During the first quarter of 2009, the evolution of our cash flow produced an increase in our cash and cash equivalents of $471 million, resulting in a level of cash and cash equivalent of $1,480 million.

The evolution of our cash flow for each of the respective periods is as follows:

	Three Months Ended
	March 28, 2009	March 30, 2008
	(In millions)
Net cash from (used in) operating activities	$(14)	$502
Net cash from (used in) investing activities	671	(453)
Net cash from (used in) financing activities	(162)	129
Effect of change in exchange rates	(24)	27
Net cash increase (decrease)	$471	$205

Net cash from (used in) operating activities. Our operating activities did not provide cash in the first quarter of 2009 due to the negative impact of our operating loss. See “Results of Operations” for more information.

As a result, our net cash from operating activities decreased from $502 million in the first quarter of 2008 to a negative amount of $14 million in the first quarter of 2009. Depreciation and amortization was $335 million in the first quarter of 2009 compared to $341 million in the equivalent prior year period. Furthermore, our cash flow benefited from a net inventory decrease of $123 million, while in the equivalent prior year period it had increased by $142 million.

Net cash from (used in) investing activities. Investing activities generated cash in the first quarter of 2009 due to the proceeds from the $1,145 million received from Ericsson in relation to the creation of ST-Ericsson. Payments for the purchase of tangible assets were $89 million, a significant reduction from the $258 million registered in the equivalent prior year period. Furthermore, in the first quarter of 2009, there was a payment of $503 million for the purchase of marketable securities while we sold $154 million of such securities.

Net cash from (used in) financing activities. Net cash used in financing activities was $162 million in the first quarter of 2009, decreasing compared to the favorable position of $129 million generated in the first quarter of 2008.

The first quarter of 2009 included a $92 million purchase of equity from noncontrolling interests related to the acquisition of NXP’s 20% stake in ST-NXP Wireless. In addition, the first quarter of 2009 included $71 million as quarterly dividends paid to shareholders, corresponding to the last installment of dividends payable on the 2007 results.

Net operating cash flow. We also present net operating cash flow defined as net cash from (used in) operating activities minus net cash from (used in) investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities (both current and non-current), short-term deposits and restricted cash. We believe net operating cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Net operating cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of net operating cash flow may differ from definitions used by other companies. Net operating cash flow is determined as follows from our Unaudited Interim Consolidated Statements of Cash Flow:

	Three Months Ended
	March 28, 2009	March 30, 2008
	(In millions)
Net cash from (used in) operating activities	$(14)	$502
Net cash from (used in) investing activities	671	(453)
Payment for purchase and proceeds from sale of marketable securities (current and non-current), short-term deposits and restricted cash, net	349	—
Net operating cash flow	$1,006	$49

We had favorable net operating cash flow of $1,006 million in the first quarter of 2009, significantly increasing compared to net operating cash flow of $49 million in the first quarter of 2008, as a result of our receiving cash from EMP as part of the creation of the ST-Ericsson joint venture. Excluding the effects of business combinations, net operating cash flow was unfavorable by $139 million, decreasing compared to favorable net operating cash flow of $219 million, because of the deterioration in our operating result.

Capital Resources

Net financial position

Our net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, current and non-current marketable securities, short-term deposits and restricted cash, and our total financial debt include bank overdrafts, current portion of long-term debt and long-term debt, as represented in our consolidated balance sheet. Net financial position is not a U.S. GAAP measure but we believe it provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness.

The net financial position has been determined as follows from our Unaudited Interim Consolidated Balance Sheets as at March 28, 2009:

	As at
	March 28, 2009	December 31, 2008	March 30, 2008
	(In millions)
Cash and cash equivalents, net of bank overdrafts	$1,477	$989	$2,060
Marketable securities, current	988	651	1,060
Restricted cash	250	250	250
Marketable securities, non-current	184	242	339
Total financial resources	2,899	2,132	3,709
Current portion of long-term debt	(159)	(123)	(300)
Long-term debt	(2,486)	(2,554)	(2,324)
Total financial debt	(2,645)	(2,677)	(2,624)
Net financial position	$254	$(545)	$1,085

Our net financial position as of March 28, 2009 resulted in a net cash position of $254 million, representing a significant improvement from the net debt position of $545 million as of December 31, 2008 due to the payment of $1,145 million received from Ericsson relating to the creation of ST-Ericsson. We paid $92 million in February 2009 for the call option to purchase NXP’s 20% interest in our wireless joint venture company. In the same period, both our cash position and our current marketable securities portfolio increased significantly to $1,477 million and $988 million, respectively, while total financial debt decreased to $2,645 million.

Our net financial position decreased as compared to March 30, 2008, as a result of the payments of $1.6 billion made for our business acquisitions, which exceeded the cash received from Ericsson to create ST-Ericsson.

At March 28, 2009, the aggregate amount of our long-term debt, including the current portion, was $2,645 million, including $1,039 million of our 2016 Convertible Bonds and $665 million of our 2013 Senior Bonds (corresponding to the €500 million at issuance), while we nearly entirely redeemed our 2013 Convertible Bonds. Additionally, we had unutilized committed medium term credit facilities with core relationship banks totaling $500 million. Furthermore, the aggregate amount of our and our subsidiaries’ total available short-term credit facilities, excluding foreign exchange credit facilities, was approximately $729 million as at March 28, 2009. We also had two committed credit facilities with the European Investment Bank as part of a R&D funding program. The first one, for a total of €245 million for R&D in France was fully drawn in U.S. dollars for a total amount of $341 million, of which $20 million was paid back in 2008. The second one, signed on July 21, 2008, for a total amount of €250 million for R&D projects in Italy, was fully drawn in U.S. dollars for $380 million as at March 28, 2009. We also maintain uncommitted foreign exchange facilities totaling $700 million at March 28, 2009. At March 28, 2009, available short-term lines of credit were reduced by $3 million bank overdrafts. At March 30, 2008, amounts available under the short-term lines of credit were not reduced by any borrowing.

Our long-term capital market financing instruments contain standard covenants, but do not impose minimum financial ratios or similar obligations on us. Upon a change of control, the holders of our 2016 Convertible Bonds and 2013 Senior Bonds may require us to repurchase all or a portion of such holder’s bonds. See Note 16 to our Consolidated Financial Statements.

As of March 28, 2009, debt payments due by period and based on the assumption that convertible debt redemptions are at the holder’s first redemption option were as follows:

	Payments Due by Period
	Total	2009	2010	2011	2012	2013	2014	Thereafter
	(In millions)
Long-term debt (including current portion)	$2,645	$159	$1,211	$115	$780	$113	$112	$155

Due to regulatory and withholding tax issues, we could not directly provide the Hynix joint venture with the $250 million long-term financing as originally planned. As a result, in 2006, we entered into a ten-year term debt guarantee agreement with an external financial institution through which we guaranteed the repayment of the loan by the joint venture to the bank. The guarantee agreement includes our placing up to $250 million in cash in a deposit account. The guarantee deposit will be used by the bank in case of repayment failure from the joint venture, with $250 million as the maximum potential amount of future payments we, as the guarantor, could be required to make. In the event of default and failure to repay the loan from the joint venture, the bank will exercise our rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of the joint venture’s assets. The $250 million, which has been on deposit since 2007, has been reported as “Restricted cash” on the consolidated balance sheet at March 28, 2009. The debt guarantee was evaluated under FIN 45, and resulted in the recognition of a $17 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The debt guarantee obligation continues to be reported on the line “Other non-current liabilities” in the consolidated balance sheet as at March 28, 2009, since the terms of the FMG deconsolidation did not include the transfer of the guarantee. As at March 28, 2009, the guarantee was not exercised. To the best of management’s knowledge as at March 28, 2009, the joint venture was current on its debt obligations, not in default of any debt covenants and did not expect to be in default on these obligations in the foreseeable future. Our current maximum exposure to loss as a result of our involvement with the joint venture is limited to our indirect investment through Numonyx and the debt guarantee commitments.

As of March 28, 2009, we have the following credit ratings on our 2013 and 2016 Bonds:

	Moody’s Investors Service	Standard & Poor’s
Zero Coupon Senior Convertible Bonds due 2013	WR (1)	BBB+
Zero Coupon Senior Convertible Bonds due 2016	Baa1	BBB+
Floating Rate Senior Bonds due 2013	Baa1	BBB+

(1)    Rating withdrawn since the redemption in August 2006 of $1.4 billion of our 2013 Convertible Bonds.

On April 11, 2008, Moody's Investors Service and Standard & Poor's Ratings Services put our ratings “on review for possible downgrade” and “on CreditWatch with negative implications,” respectively. On June 24, 2008, Standard and Poor’s Rating Services affirmed the “A-” rating. On June 25, 2008 Moody’s Investors Service downgraded our senior debt rating from “A3” to “Baa1.”

On February 6, 2009 Standard & Poor’s Rating Services lowered our senior debt rating from “A-” to “BBB+” and Moody’s Investors Service affirmed the Baa1 senior debt ratings and changed the outlook on the ratings to negative from stable.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies as of March 28, 2009, and for each of the five years to come and thereafter, were as follows (1):

	Total	2009	2010	2011	2012	2013	2014	Thereafter
Operating leases(2)	$372	71	67	59	47	30	27	71
Purchase obligations(2)	$541	427	74	40
of which:
Equipment and other asset purchase	$112	109	3
Foundry purchase	$154	154
Software, technology licenses and design	$275	164	71	40
Other obligations(2)	$353	146	105	53	43	4	2
Long-term debt obligations (including current portion)(3)(4)(5) of which:	$2,645	159	1,211	115	780	113	112	155
Capital leases(3)	$13	4	6	2				1
Pension obligations(3)	$313	26	36	26	31	32	42	120
Other non-current liabilities(3)	$355	8	59	16	85	8	7	172
Total	$4,579	$837	$1,552	$309	$986	$187	$190	$518

(1)    Contingent liabilities which cannot be quantified are excluded from the table above.
(2)    Items not reflected on the Unaudited Consolidated Balance Sheet at March 28, 2009.
(3)    Items reflected on the Unaudited Consolidated Balance Sheet at March 28, 2009.

(4)    See Note 16 to our Unaudited Consolidated Financial Statements at March 28, 2009 for additional information related to long-term debt and redeemable convertible securities.
(5)    Year of payment is based on maturity before taking into account any potential acceleration that could result from a triggering of the change of control provisions of the 2016 Convertible Bonds and the 2013 Senior Bonds.

As a consequence of our July 10, 2007 announcement concerning the planned closures of certain of our manufacturing facilities, the future shutdown of our plants in the United States will lead to negotiations with some of our suppliers. As no final date has been set, none of the contracts as reported above have been terminated nor do the reported amounts take into account any termination fees.

Operating leases are mainly related to building leases and to equipment leases as part of the Crolles2 equipment repurchase which was finalized in the third quarter of 2008. The amount disclosed is composed of minimum payments for future leases from 2009 to 2014 and thereafter. We lease land, buildings, plants and equipment under operating leases that expire at various dates under non-cancelable lease agreements.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to a cooperation agreement. In addition, on January 17, 2008 we acquired effective control of Genesis. There remains a commitment of $5 million related to a retention program expected to be paid in 2009, which is also included in Other obligations.

Long-term debt obligations mainly consist of bank loans, convertible and non-convertible debt issued by us that is totally or partially redeemable for cash at the option of the holder. They include maximum future amounts that may be redeemable for cash at the option of the holder, at fixed prices. On August 7, 2006, as a result of almost all of the holders of our 2013 Convertible Bonds exercising the August 4, 2006 put option, we repurchased $1,397 million aggregate principal amount of the outstanding convertible bonds. The outstanding long-term debt corresponding to the 2013 convertible debt was not material as at March 28, 2009.

In February 2006, we issued $1,131 million principal amount at maturity of Zero Coupon Senior Convertible Bonds due in February 2016. The bonds were convertible by the holder at any time prior to maturity at a conversion rate of 43.118317 shares per one thousand dollars face value of the bonds corresponding to 41,997,240 equivalent shares. The holders can also redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollars face value of the bonds. We can call the bonds at any time after March 10, 2011 subject to our share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days.

At our annual general meeting of shareholders held on April 26, 2007, our shareholders approved a cash dividend distribution of $0.30 per share. Pursuant to the terms of our 2016 Convertible Bonds, the payment of this dividend gave rise to a slight change in the conversion rate thereof. The new conversion rate was 43.363087 corresponding to 42,235,646 equivalent shares. At our annual general meeting of shareholders held on May 14, 2008, our shareholders approved a cash dividend distribution of $0.36 per share. The payment of this dividend gave rise to a change in the conversion rate thereof. The new conversion rate is 43.833898, corresponding to 42,694,216 equivalent shares.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), one of our wholly-owned subsidiaries, issued Floating Rate Senior Bonds with a principal amount of €500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. The notes have a put for early repayment in case of a change of control. The Floating Rate Senior Bonds issued by ST BV are collateralized with guarantee issued by us.

Pension obligations and termination indemnities amounting to $313 million consist of our best estimates of the amounts projected to be payable by us for the retirement plans based on the assumption that our employees will work for us until they reach the age of retirement. The final actual amount to be paid and related timing of such payments may vary significantly due to early retirements, terminations and changes in assumptions rates. See Note 18 to our Consolidated Financial Statements. As part of the FMG deconsolidation, we retained the obligation to fund the severance payment (“trattamento di fine rapporto”) due to certain transferred employees by the defined amount of about $33 million which qualifies as a defined benefit plan and was classified as an other non-current liability as at March 28, 2009.

Other non-current liabilities include, in addition to the above-mentioned pension obligation, future obligations related to our restructuring plans and miscellaneous contractual obligations. They also include as at March 28, 2009, following the FMG deconsolidation in 2008, a long-term liability for capacity rights amounting to $55 million. In addition, we and Intel have each granted in favor of Numonyx B.V., in which we hold a 48.6% equity investment through Numonyx, a 50% guarantee not joint and several, for indebtedness related to the financing arrangements entered into by Numonyx for a $450 million term loan and a $100 million committed revolving credit facility. Non-current liabilities include the $69 million guarantee liability based on the fair value of the term loan over 4 years with effect of the savings provided by the guarantee.

Off-Balance Sheet Arrangements

At March 28, 2009, we had convertible debt instruments outstanding. Our convertible debt instruments contain certain conversion and redemption options that are not required to be accounted for separately in our financial statements. See Note 16 to our Unaudited Interim Consolidated Financial Statements for more information about our convertible debt instruments and related conversion and redemption options.

We have no other material off-balance sheet arrangements at March 28, 2009.

Financial Outlook

We are reconfirming our target to have capital expenditures to decrease approximately by 50% as compared to the $983 million spent in 2008 to approximate $500 million. The most significant of our 2009 capital expenditure projects are expected to be: (a) for the front-end facilities: (i) the tool set to transfer the 32nm process from our participation in the IBM Alliance to our 300-mm fab in Crolles; (ii) the completion of the restructuring program for FE fabs; (iii) focused investment both in manufacturing and R&D in France sites to secure and develop our system oriented proprietary technologies portfolio; (iv) quality, safety, security, maintenance both in 6” and 8” front end fabs; and (b) for the back-end facilities, the capital expenditures will mainly be dedicated to the technology evolution to support the ICs path to package size reduction in Shenzhen (China) and Muar (Malaysia) and to prepare the room for future years capacity growth by completing the new production area in Muar and the new plant in Longgang (China).

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions. We expect to have capital requirements in the coming years and, in addition, we intend to continue to devote a substantial portion of our net revenues to R&D. We plan to fund our capital requirements from cash provided by operating activities, available funds and available support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuing of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures plans for expending/upgrading our production facilities, our working capital requirements, our R&D and industrialization costs.

Impact of Recently Issued U.S. Accounting Standards

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” In addition, the statement defines a fair value hierarchy which should be used when determining fair values, except as specifically excluded. FAS 157 is effective for fiscal years beginning after November 15, 2007. However, in February 2008, the Financial Accounting Standards Board issued an FASB Staff Position (“FSP”) that partially deferred the effective date of FAS 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized at fair value in the financial statements on a nonrecurring basis. We adopted FAS 157 on January 1, 2008 for fair value measurement on financial assets and liabilities and on January 1, 2009 for nonfinancial assets and liabilities recognized at fair value on a nonrecurring basis. We assessed the impact of FAS 157 adoption on nonfinancial assets and liabilities, such as impaired long-lived assets or goodwill. For goodwill impairment testing and the use of fair value of tested reporting units, we reviewed our goodwill impairment model to measure fair value relying on external inputs and market participant’s assumptions rather than exclusively using discounted cash flows generated by each reporting entity. Such fair value measurement corresponds to a FAS 157 level 3 fair value hierarchy, as described in Note 23. This new fair value measurement basis, when applied in a comparable market environment as in the last impairment campaigns, had no significant material impact on the results of the goodwill impairment test as performed in the first quarter of 2009. However, as a result of the continuing downturn in market conditions and the general business environment, this new measurement of the fair value of the reporting units, when used in future goodwill and impairment testing, could generate higher impairment charges as the fair value will be estimated on business indicators that could reflect a distressed market.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (Revised 2007), Business Combinations (“FAS 141R”) and No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“FAS 160”). FAS 141R significantly changes how business acquisitions are accounted for. FAS 160 changes the accounting and reporting for minority interests, which are recharacterized as noncontrolling interests and classified as a component of equity. The significant changes from past practice resulting from FAS 141R are as follows: the new standard expands the definitions of a business and business combination; it requires the recognition of contingent consideration at fair value on the acquisition date; acquisition-related transaction costs and restructuring costs are expensed as incurred; FAS 141R changes the way certain assets are valued and requires retrospective application of measurement period adjustments. Additionally, for all business combinations (whether partial, full, or step acquisitions), the entity that acquires the business records 100% of all assets and liabilities of the acquired business, including goodwill, generally at their fair values. The significant change from past practice resulting from FAS 160 adoption is that since the noncontrolling interests are now considered as equity, transactions between the parent company and the noncontrolling interests are treated as equity transactions as far as these transactions do not create a change in control. Additionally, FAS 160 also requires the recognition of noncontrolling interests at fair value rather than at book value as in past practice in case of partial acquisitions. FAS 141R and FAS 160 are effective for fiscal years beginning on or after December 15, 2008 and were adopted by us on January 1, 2009. FAS 141R was applied prospectively, with the exception of accounting for changes in a valuation allowance for acquired deferred tax assets and the resolution of uncertain tax positions accounted for under FIN 48. FAS 160 required retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of FAS 160 were applied prospectively. Acquisition-related costs, which amounted to $7 million and were capitalized as at December 31, 2008, were immediately recorded in earnings in the first quarter of 2009. Additionally, the adoption of FAS 160 for the presentation and disclosures of noncontrolling interests generated a reclassification in all reporting periods as at January 1, 2009 from the mezzanine line “Minority interests” in the previously filed consolidated balance sheet as at December 31, 2008 to equity for a total amount of $276 million. No significant changes were recorded in valuation allowance for acquired deferred tax assets and the resolution of assumed uncertain tax positions on past business combinations.

In March 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities (“FAS 161”). The new standard is intended to improve financial reporting about derivative instruments and hedging activities and to enable investors to better understand how these instruments and activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. We adopted FAS 161 in the first quarter of 2009 and included the new disclosure requirements in Note 23.

In May 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162”). The new standard identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. FAS 162 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. We adopted FAS 162 in the first quarter of 2009, which did not have a material effect on our financial position and results of operations.

In November 2008, the Emerging Issues Task Force reached final consensus on Issue No. 08-6, Equity Method Investment Accounting Considerations (“EITF 08-6”). This issue addresses a certain number of matters associated with the impact that FAS 141R and FAS 160 might have on the accounting for equity method investments. EITF 08-6 is effective for financial statements issued for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008, with no early application permitted. EITF 08-6 must be applied prospectively to new investments acquired after the effective date. We adopted EITF 08-6 in the first quarter of 2009 and such adoption did not represent a significant change to past practice.

In November 2008, the Emerging Issues Task Force reached final consensus on Issue No. 08-7, Accounting for Defensive Intangible Assets (“EITF 08-7”). This issue applies to all defensive assets, either acquired from a third party or through a business combination. However, EITF 08-7 excludes from its scope in-process research and development acquired in a business combination. EITF 08-7 states that a defensive asset should be considered a separate unit of accounting and should not be combined with the existing asset whose value it may enhance. A useful life should be assigned that reflects the acquiring entity’s consumption of the defensive asset’s expected benefits. EITF 08-7 is effective prospectively to intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with no early application permitted. We adopted EITF 08-6 in the first quarter of 2009. We did not acquire significant defensive intangible assets and even if future business combinations involve the acquisition of defensive assets, the application of EITF 08-7 would not represent a significant change to past practice.

Equity investments

Numonyx

In 2007, we entered into an agreement with Intel Corporation and Francisco Partners L.P. to create a new independent semiconductor company from the key assets of our Flash Memory Group and Intel’s flash memory business (“FMG deconsolidation”). Under the terms of the agreement, we would sell our flash memory assets, including our NAND joint venture interest with Hynix as described below and other NOR resources, to the new company, which was called Numonyx Holdings B.V. (“Numonyx”), while Intel would sell its NOR assets and resources. In connection with this announcement, we reported in 2007 an impairment charge of $1,106 million to adjust the value of these assets to fair value less costs to sell.

The Numonyx transaction closed on March 30, 2008. At closing, through a series of steps, we contributed our flash memory assets and businesses as previously announced, for 109,254,191 common shares of Numonyx, representing a 48.6% equity ownership stake valued at $966 million, and $156 million in long-term subordinated notes, as described in Note 15. As a consequence of the final terms and balance sheet at the closing date and additional agreements on assets to be contributed, coupled with changes in valuation for comparable Flash memory companies, we incurred an additional pre-tax loss of $190 million for the year ended December 31, 2008, of which $164 million was recorded in the first quarter of 2008. The additional losses were reported on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statement of income, as described in Note 7.

Upon creation, Numonyx entered into financing arrangements for a $450 million term loan and a $100 million committed revolving credit facility from two primary financial institutions. The loans have a four-year term. We and Intel have each granted in favor of Numonyx a 50% debt guarantee not joint and several. In the event of default and failure to repay the loans from Numonyx, the banks will exercise our rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of the assets. The debt guarantee was evaluated under FIN 45. It resulted in the recognition of a $69 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The same amount was also added to the value of the equity investment. The debt guarantee obligation was reported on the line “Other non-current liabilities” in the consolidated balance sheet as at March 28, 2009. As at March 28, 2009 the guarantee was not exercised. To the best of management’s knowledge, as at March 28, 2009, Numonyx was current on its debt obligations, not in default of any debt covenants and did not expect to be in default on these obligations in the foreseeable future.

We account for our share in Numonyx under the equity method based on the results of the venture. In the valuation of our Numonyx investment under the equity method, we apply a one-quarter lag reporting. For the first quarter of 2009, the line “Earnings (loss) on equity investments” in our consolidated statement of income included the following amounts related to the investment in Numonyx: a charge of $69 million that represents our proportional share of the loss reported by Numonyx in the fourth quarter of 2008, a benefit of $40 million related to amortization of basis differences arising principally from impairment charges recorded by us in prior periods and a $200 million other-than-temporary impairment charge, for a net total of $229 million. The impairment charge recorded in the first quarter resulted from a re-assessment by us of the fair value of our investment in Numonyx following the deterioration of both the global economic situation and the memory market segment, as well as a revision by Numonyx of its 2009 projected results. The calculation of the impairment was based upon a combination of an income approach, using discounted cash flows, and a market approach, using metrics of comparable public companies. At March 28, 2009 our investment in Numonyx, including the amount of the debt guarantee, amounted to $266 million.

Our current maximum exposure to loss as a result of our involvement with Numonyx is limited to our equity investment, our investment in subordinated notes and our debt guarantee obligation.

ST-Ericsson AT Holding

As discussed in Note 9, on February 3, 2009, we announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new venture, to be named ST-Ericsson. As part of the transaction, we received an interest in ST-Ericsson AT Holding AG (“JVD”). JVD, in which we own 50% less a controlling share held by Ericsson, is the parent company of a group of entities that perform fundamental R&D activities for the ST-Ericsson venture. We have determined that JVD is a Variable Interest Entity as defined in FIN 46(R), but have determined that we are not the primary beneficiary of the entity. Accordingly, we account for our noncontrolling interest in JVD under the equity method of accounting. Our investment in JVD at the date of the transaction was valued at $99 million. In the first quarter of 2009, the line “Earnings (loss) on equity investments” in our consolidated statement of income included a charge of $4 million related to JVD, which includes the amortization of basis differences. Our current maximum exposure to loss as a result of our involvement with JVD is limited to our equity investment, which was shown as $95 million on the consolidated balance sheet at March 28, 2009.

Veredus

In 2008, we acquired 41.2% of ownership interest in Veredus Laboratories Pte. Ltd (“Veredus”), a company located in Singapore which sells diagnostic solutions to the medical market. The acquisition amounted to $11 million and was fully paid in 2008. The investment is aimed at joining forces with established and growing players in the medical diagnostic market, accelerating thus market adoption of LabOnCHip technology and products. We account for our interest in Veredus under the equity method. In the valuation of the Veredus investment under the equity method, we apply a one-quarter lag reporting. Our share of the results of Veredus, as reported on the line “Earnings (loss) on equity investments” of the consolidated statement of income for the three months ended March 28, 2009, was not material.

ATLab

In 2008, we acquired 8.1% of the ownership interest in ATLab Inc. (“ATLab”), a Korean company that sells semiconductor devices to the optical mouse, touch screen and touch pad markets. With this investment, we intend to secure partnership in product development for the growing touch screen market. The acquisition, which totaled $4 million, was fully paid in 2008, and included the purchase of a technology.

We have identified ATLab as a Variable Interest Entity as defined in FIN 46(R), but have determined that we are not the primary beneficiary of the entity. We have the ability to exercise significant influence on certain decisions of the entity. Consequently, we account for our interest in ATLab under the equity method. Our share of the results of ATLab, as reported on the line “Earnings (loss) on equity investments” of the consolidated statement of income for the three months ended March 28, 2009, was not material.

Backlog and Customers

During the first quarter of 2009, we registered a decrease in the level of bookings (including frame orders) compared to the comparable period in 2008, due to the negative impact of the current downturn in the industry. We entered the second quarter of 2009, however, with a backlog higher than what we had entering the first quarter of 2009. Backlog (including frame orders) is subject to possible cancellation, push back, lower than expected hit of frame orders, etc., and thus is not necessarily indicative of billings amount or growth for the year.

In the first quarter of 2009, we had several large customers, with the Nokia Group of companies being the largest, accounting for approximately 19% of our revenues compared to 19% in the first quarter of 2008 (excluding FMG). There is no guarantee that the Nokia Group of companies, or any other customer, will continue to generate revenues for us at the same levels. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Changes to Our Share Capital, Stock Option Grants and Other Matters

The following table sets forth changes to our share capital as of March 28, 2009:

Year	Transaction	Number of shares	Nominal value (Euro)	Cumulative amount of capital (Euro)	Cumulative number of shares	Nominal value of increase/ reduction in capital (Euro)	Amount of issue premium (Euro)	Cumulative—issue premium (Euro)

March 30, 2008	Exercise of options	4,885	1.04	946,710,237	910,298,305	5,080	—	1,756,254,982
December 31, 2008	Exercise of options	13,885	1.04	946,719,597	910,307,305	14,440	—	1,756,254,982
March 28, 2009	Exercise of options	—	1.04	946,719,597	910,307,305	—	—	1,756,254,982

As of March 28, 2009, we had 910,307,305 shares, of which 35,979,531 shares were owned as treasury stock. We also had outstanding stock options exercisable into the equivalent of 39,032,772 common shares and 10,865,963 unvested stock awards to be vested on treasury stock. Upon fulfillment of the respective predetermined criteria, the second tranche of stock awards granted under our 2007 stock-based plan vested on April 26, 2009, and the last tranche of stock awards granted under our 2006 stock-based plan vested on April 27, 2009. For full details of quantitative and qualitative information, see “Item 6. Directors, Senior Management and Employees” as set forth in our Form 20-F, as may be updated from time to time in our public filings, and see Notes 17 and 20 to our Unaudited Interim Consolidated Financial Statements.

In the first quarter of 2009, our share-based compensation plans generated a total charge of $12 million pre-tax in our income statement ($3 million for the 2008 Unvested Stock Award Plan, $7 million for the 2007 Unvested Stock Award Plan and $2 million for the 2006 Unvested Stock Award Plan).

Disclosure Controls and Procedures

We conducted an evaluation of the effectiveness of the design and operation of our “disclosure controls and procedures” (Disclosure Controls) as of the end of the period covered by this report. The controls evaluation was conducted under the supervision and with the participation of management, including our CEO and CFO. Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this Form 6-K, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of Disclosure Controls includes an evaluation of some components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis for purposes of providing the management report which is set forth below.

The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this Form 6-K. In the course of the controls evaluation, we reviewed identified data errors, control problems or acts of fraud and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6-K and Form 20-F. The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which, as of January 2008, reports to our Chief Compliance Officer. The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary. Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.

Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this report, our Disclosure Controls were effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the SEC, and that material information related to STMicroelectronics and its consolidated subsidiaries is made known to management, including the CEO and CFO, particularly during the period when our periodic reports are being prepared.

Other Reviews

We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in this Form 6-K that are not historical facts, particularly in “Overview Business Outlook” and in “Liquidity and Capital Resources – Financial Outlook”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•
volatility in demand in the key application markets and from key customers served by our products, and changes in customer order patterns, including order cancellations, all of which generate uncertainties and make it extremely difficult to accurately forecast and plan our future business activities;

•
our ability to adequately utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs particularly at a time of decreasing demand for our products as well as the financial impact of obsolete or excess inventories if actual demand differs from our anticipations;

•	the impact of intellectual property claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;

•
our ability to successfully integrate the acquisitions we pursue, in particular the merger of ST-NXP Wireless with Ericsson Mobile Platforms (“EMP”) to form ST-Ericsson in the current difficult economic environment;

•
we hold significant non-marketable equity investments in Numonyx, our joint venture in the flash memory market segment, and in ST-Ericsson, our joint venture in the wireless segment. Additionally, we are a guarantor for certain Numonyx debts. Therefore, declines in these market segments could result in significant impairment charges, restructuring charges and gains/losses on equity investments;

•
our ability to manage in an intensely competitive and cyclical industry, where a high percentage of our costs are fixed and are incurred in currencies other than U.S. dollars as well as our ability to execute our restructuring initiatives in accordance with our plans if unforeseen events require adjustments or delays in implementation;

•
our ability in an intensively competitive environment to secure customer acceptance and to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•
the ability to maintain solid, viable relationships with our suppliers and customers in the event they are unable to maintain a competitive market presence due, in particular, to the effects of the current economic environment;

•
changes in the political, social or economic environment, including as a result of military conflict, social unrest and/or terrorist activities, economic turmoil as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we, our key customers or our suppliers, operate; and

•
changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” in our Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 6-K as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our Securities and Exchange Commission (“SEC”) filings, could have a material adverse effect on our business and/or financial condition.

STMICROELECTRONICS N.V.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Pages
Consolidated Statements of Income for the Three Months Ended March 28, 2009 and March 30, 2008 (unaudited)	F-1
Consolidated Balance Sheets as of March 28, 2009 (unaudited) and December 31, 2008 (audited)	F-2
Consolidated Statements of Cash Flows for the Three Months Ended March 28, 2009 and March 30, 2008 (unaudited)	F-3
Consolidated Statements of Changes in Equity (unaudited)	F-4
Notes to Interim Consolidated Financial Statements (unaudited)	F-5

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
	(Unaudited)
	March 28,	March 30,
In million of U.S. dollars except per share amounts	2009	2008

Net sales	1,657	2,461
Other revenues	3	17
Net revenues	1,660	2,478
Cost of sales	(1,223)	(1,579)
Gross profit	437	899
Selling, general and administrative	(280)	(304)
Research and development	(557)	(509)
Other income and expenses, net	63	9
Impairment, restructuring charges and other related closure costs	(56)	(183)
Operating loss	(393)	(88)
Other -than-temporary impairment charge on financial assets	(58)	(29)
Interest income, net	1	20
Earnings (loss) on equity investments	(232)	-
Unrealized gain on financial assets	-	-
Loss on sale of financial assets	(8)	-
Loss before income taxes and noncontrolling interest	(690)	(97)
Income tax benefit (expense)	95	14
Loss before noncontrolling interest	(595)	(83)
Net loss (income) attributable to noncontrolling interest	54	(1)
Net loss attributable to parent company	(541)	(84)

Loss per share (Basic) attributable to parent company shareholders	(0.62)	(0.09)
Loss per share (Diluted) attributable to parent company shareholders	(0.62)	(0.09)

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics N.V.	DRAFT
CONSOLIDATED BALANCE SHEETS

	March 28,	December 31,
In million of U.S. dollars	2009	2008
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	1,480	1,009
Marketable securities	988	651
Trade accounts receivable, net	1,101	1,064
Inventories, net	1,656	1,840
Deferred tax assets	248	252
Receivables for transactions performed on behalf, net	11	-
Other receivables and assets	885	685
Total current assets	6,369	5,501
Goodwill	1,121	958
Other intangible assets, net	894	863
Property, plant and equipment, net	4,341	4,739
Long-term deferred tax assets	319	373
Equity investments	376	510
Restricted cash	250	250
Non-current marketable securities	184	242
Other investments and other non-current assets	337	477
	7,822	8,412
Total assets	14,191	13,913

Liabilities and shareholders’ equity
Current liabilities:
Bank overdrafts	3	20
Current portion of long-term debt	159	123
Trade accounts payable	707	847
Dividends payable to shareholders	-	79
Other payables and accrued liabilities	1,037	996
Deferred tax liabilities	30	28
Accrued income tax	121	125
Total current liabilities	2,057	2,218

Long-term debt	2,486	2,554
Reserve for pension and termination indemnities	313	332
Long-term deferred tax liabilities	26	27
Other non-current liabilities	355	350
	3,180	3,263
Total liabilities	5,237	5,481
Commitment and contingencies
Equity
Parent company shareholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,307,305 shares issued, 874,327,774 shares outstanding)	1,156	1,156
Capital surplus	2,455	2,324
Accumulated result	3,521	4,064
Accumulated other comprehensive income	890	1,094
Treasury stock	(480)	(482)
Total parent company shareholders’ equity	7,542	8,156
Noncontrolling interest	1,412	276
Total equity	8,954	8,432

Total liabilities and equity	14,191	13,913

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 28,	March 30,
In million of U.S. dollars	2009	2008
	(Unaudited)

Cash flows from operating activities:
Net loss attributable to parent company	(541)	(84)
Net loss (income) attributable to noncontrolling interests	(54)	1
Items to reconcile net income (loss) and cash flows from operating activities
Depreciation and amortization	335	341
Amortization of discount on convertible debt	4	4
Other-than-temporary impairment charge on financial assets	58	29
Loss on sale of financial assets	8	-
Other non-cash items	30	21
Deferred income tax	28	29
(Earnings) loss on equity investments	232	-
Impairment, restructuring charges and other related closure costs, net of cash payments	(27)	167
Changes in assets and liabilities:
Trade receivables, net	(45)	96
Inventories, net	123	(142)
Trade payables	(116)	86
Other assets and liabilities, net	(49)	(46)
Net cash from (used in) operating activities	(14)	502

Cash flows from investing activities:
Payment for purchases of tangible assets	(89)	(258)
Payment for purchases of marketable securities	(503)	-
Proceeds from sale of marketable securities	154	-
Investment in intangible and financial assets	(36)	(25)
Proceeds received in business combinations	1,145	-
Payment for business acquisitions, net of cash and cash equivalents acquired	-	(170)
Net cash from (used in) investing activities	671	(453)

Cash flows from financing activities:
Proceeds from long-term debt	-	136
Repayment of long-term debt	(7)	(7)
Decrease in short-term facilities	(17)	-
Dividends paid to shareholders	(71)	-
Proceeds from sale of financial assets	26	-
Purchase of equity from noncontrolling interests	(92)	-
Other financing activities	(1)	-
Net cash from (used in) financing activities	(162)	129
Effect of changes in exchange rates	(24)	27
Net cash increase	471	205

Cash and cash equivalents at beginning of the period	1,009	1,855
Cash and cash equivalents at end of the period	1,480	2,060

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In million of U.S. dollars, except per share amounts					Accumulated Other Comprehensive Income/(loss)

	Common Stock	Capital Surplus	Treasury Stock	Accumulated Result		Noncontrolling Interest	Total Equity

Balance as of December 31, 2007 (Audited)	1,156	2,097	(274)	5,274	1,320	53	9,626
Capital increase							0
Repurchase of common stock			(313)				(313)
Issuance of shares by subsidiary		152				246	398
Stock-based compensation expense		75	105	(105)			75
Comprehensive income (loss):
Net income (loss)				(786)		6	(780)
Other comprehensive income (loss), net of tax					(226)	(19)	(245)
Comprehensive income (loss)							(1,025)
Dividends, $0.36 per share				(319)		(10)	(329)
Balance as of December 31, 2008 (Audited)	1,156	2,324	(482)	4,064	1,094	276	8,432
Capital increase							0
Repurchase of common stock							0
Business combination						1,411	1,411
Purchase of equity from noncontrolling interest		119				(211)	(92)
Stock-based compensation expense		12	2	(2)			12
Comprehensive income (loss):
Net loss				(541)		(54)	(595)
Other comprehensive income (loss), net of tax					(204)	(10)	(214)
Comprehensive income (loss)							(809)
Balance as of March 28, 2009 (Unaudited)	1,156	2,455	(480)	3,521	890	1,412	8,954

The accompanying notes are an integral part of these consolidated financial statements

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (Unaudited)

1.	The Company

STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its statutory domicile in Amsterdam, and its corporate headquarters located in Geneva, Switzerland.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.

2.	Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis. The Company’s first quarter ended on March 28, 2009. Its second quarter will end on June 27, its third quarter will end on September 26 and its fourth quarter will end on December 31.

3.	Basis of Presentation

The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2008. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in millions of U.S. dollars, except shares and per-share amounts.

The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial presentation normally required on an annual basis under U.S. GAAP. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2009.

4.	Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances; inventory reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory; litigation and claims; valuation at fair value of acquired assets including intangibles and their estimated amortization periods and assumed liabilities in a business combination; goodwill, investments and tangible assets as well as the impairment of their related carrying values; the assessment in each reporting period of events, which could trigger interim impairment testing; measurement of the fair value of securities classified as available-for-sale, including debt securities, for which no observable market price is obtainable; the valuation of equity investments under the equity method; the assessment of other-than-temporary impairment charges on financial assets, the valuation of noncontrolling interests, particularly in case of contribution in kind as part of a business combination; restructuring charges; assumptions used in calculating pension obligations and share-based compensation including assessment of the number of awards expected to vest upon the satisfaction of certain conditions of future performance; measurement of hedge effectiveness of derivative instruments; deferred income tax assets including required valuation allowance and liabilities as well as provisions for specifically identified income tax exposures and income tax uncertainties and the determination of the estimated amount of taxes to be paid for the full year, including forecasted results of ordinary taxable income by jurisdiction. The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends and business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from management’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations, cash flows and financial position could be significantly affected.

5.	Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” In addition, the statement defines a fair value hierarchy which should be used when determining fair values, except as specifically excluded. FAS 157 is effective for fiscal years beginning after November 15, 2007. However, in February 2008, the Financial Accounting Standards Board issued an FASB Staff Position (“FSP”) that partially deferred the effective date of FAS 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized at fair value in the financial statements on a nonrecurring basis. The Company adopted FAS 157 on January 1, 2008 for fair value measurement on financial assets and liabilities and on January 1, 2009 for nonfinancial assets and liabilities recognized at fair value on a nonrecurring basis. The Company assessed the impact of FAS 157 adoption on nonfinancial assets and liabilities, such as impaired long-lived assets or goodwill. For goodwill impairment testing and the use of fair value of tested reporting units, the Company reviewed its goodwill impairment model to measure fair value relying on external inputs and market participant’s assumptions rather than exclusively using discounted cash flows generated by each reporting entity. Such fair value measurement corresponds to a FAS 157 level 3 fair value hierarchy, as described in Note 23. This new fair value measurement basis, when applied in a comparable market environment as in the last impairment campaigns, had no significant material impact on the results of the goodwill impairment test as performed in the first quarter of 2009. However, as a result of the continuing downturn in market conditions and the general business environment, this new measurement of the fair value of the reporting units, when used in future goodwill and impairment testing, could generate higher impairment charges as the fair value will be estimated on business indicators that could reflect a distressed market.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (Revised 2007), Business Combinations (“FAS 141R”) and No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“FAS 160”). FAS 141R significantly changes how business acquisitions are accounted for. FAS 160 changes the accounting and reporting for minority interests, which are recharacterized as noncontrolling interests and classified as a component of equity. The significant changes from past practice resulting from FAS 141R are as follows: the new standard expands the definitions of a business and business combination; it requires the recognition of contingent consideration at fair value on the acquisition date; acquisition-related transaction costs and restructuring costs are expensed as incurred; FAS 141R changes the way certain assets are valued and requires retrospective application of measurement period adjustments. Additionally, for all business combinations (whether partial, full, or step acquisitions), the entity that acquires the business records 100% of all assets and liabilities of the acquired business, including goodwill, generally at their fair values. The significant change from past practice resulting from FAS 160 adoption is that since the noncontrolling interests are now considered as equity, transactions between the parent company and the noncontrolling interests are treated as equity transactions as far as these transactions do not create a change in control. Additionally, FAS 160 also requires the recognition of noncontrolling interests at fair value rather than at book value as in past practice in case of partial acquisitions. FAS 141R and FAS 160 are effective for fiscal years beginning on or after December 15, 2008 and were adopted by the Company on January 1, 2009. FAS 141R was applied prospectively, with the exception of accounting for changes in a valuation allowance for acquired deferred tax assets and the resolution of uncertain tax positions accounted for under FIN 48. FAS 160 required retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of FAS 160 were applied prospectively. Acquisition-related costs, which amounted to $7 million and were capitalized as at December 31, 2008, were immediately recorded in earnings in the first quarter of 2009. Additionally, the adoption of FAS 160 for the presentation and disclosures of noncontrolling interests generated a reclassification in all reporting periods as at January 1, 2009 from the mezzanine line “Minority interests” in the previously filed consolidated balance sheet as at December 31, 2008 to equity for a total amount of $276 million. No significant changes were recorded in valuation allowance for acquired deferred tax assets and the resolution of assumed uncertain tax positions on past business combinations.

In March 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities (“FAS 161”). The new standard is intended to improve financial reporting about derivative instruments and hedging activities and to enable investors to better understand how these instruments and activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. The Company adopted FAS 161 in the first quarter of 2009 and included the new disclosure requirements in Note 23.

In May 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162”). The new standard identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. FAS 162 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. The Company adopted FAS 162 in the first quarter of 2009, which did not have a material effect on its financial position and results of operations.

In November 2008, the Emerging Issues Task Force reached final consensus on Issue No. 08-6, Equity Method Investment Accounting Considerations (“EITF 08-6”). This issue addresses a certain number of matters associated with the impact that FAS 141R and FAS 160 might have on the accounting for equity method investments. EITF 08-6 is effective for financial statements issued for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008, with no early application permitted. EITF 08-6 must be applied prospectively to new investments acquired after the effective date. The Company adopted EITF 08-6 in the first quarter of 2009 and such adoption did not represent a significant change to past practice.

In November 2008, the Emerging Issues Task Force reached final consensus on Issue No. 08-7, Accounting for Defensive Intangible Assets (“EITF 08-7”). This issue applies to all defensive assets, either acquired from a third party or through a business combination. However, EITF 08-7 excludes from its scope in-process research and development acquired in a business combination. EITF 08-7 states that a defensive asset should be considered a separate unit of accounting and should not be combined with the existing asset whose value it may enhance. A useful life should be assigned that reflects the acquiring entity’s consumption of the defensive asset’s expected benefits. EITF 08-7 is effective prospectively to intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with no early application permitted. The Company adopted EITF 08-6 in the first quarter of 2009. The Company did not acquire significant defensive intangible assets and even if future business combinations involve the acquisition of defensive assets, the application of EITF 08-7 would not represent a significant change to past practice.

6.	Other Income and Expenses, Net

Other income and expenses, net consisted of the following:

	(Unaudited)
	Three months ended
In millions of U.S. dollars	March 28, 2009	March 30, 2008

Research and development funding	72	19
Start-up and phase-out costs	(21)	(7)
Exchange gain, net	19	4
Patent litigation costs	(3)	(5)
Patent pre-litigation costs	(2)	(3)
Gain on sale of non-current assets, net	-	2
Other, net	(2)	(1)

Total Other income and expenses, net	63	9

The Company receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions are met.

Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification.  Phase-out costs for facilities during the closing stage are treated in the same manner.

Exchange gains and losses included in “Other income and expenses, net” represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of trading instruments which are not designated as hedge and which have a cash flow effect related to operating transactions.

Patent litigation costs include legal and attorney fees and payment of claims, and patent pre-litigation costs are composed of consultancy fees and legal fees. Patent litigation costs are costs incurred in respect of pending litigation. Patent pre-litigation costs are costs incurred to prepare for licensing discussions with third parties with a view to concluding an agreement.

7.	Impairment, Restructuring Charges and Other Related Closure Costs

In the first quarter of 2009, the Company incurred impairment and restructuring charges related principally to the manufacturing plan committed to by the Company in 2007 (the “2007 restructuring plan”).

The Company announced in 2007 that management committed to a new restructuring plan. This plan was aimed at redefining the Company’s manufacturing strategy in order to be more competitive in the semiconductor market. In addition to the prior restructuring measures undertaken in the past years, this new manufacturing plan would pursue, among other initiatives: the transfer of 150mm production from Carrollton, Texas to Asia, the transfer of 200mm production from Phoenix, Arizona, to Europe and Asia and the restructuring of the manufacturing operations in Morocco with a progressive phase out of the activities in Ain Sebaa site synchronized with a significant growth in Bouskoura site.

The Company entered in 2007 into a definitive agreement with Intel to create a new independent semiconductor company, Numonyx, from the key assets of the Company’s and Intel’s Flash memory business as described in details in Note 14. Upon meeting FAS 144 criteria for assets held for sale, the Company reclassified as at December 31, 2007 the assets to be contributed from their original balance sheet classification to the line “Assets held for sale”. On March 30, 2008, the Company closed the deal for the creation of Numonyx and deconsolidated FMG contributed assets accordingly.

Impairment, restructuring charges and other related closure costs incurred in the first quarter of 2009 are summarized as follows:

(Unaudited)
Three months ended on March 28, 2009
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

2007 restructuring plan	(7)	(32)	(4)	(43)
Goodwill impairment test	(6)	-	-	(6)
Other restructuring initiatives	-	(6)	(1)	(7)

Total impairment, restructuring charges and other related closure costs	(13)	(38)	(5)	(56)

Impairment, restructuring charges and other related closure costs incurred in the first quarter of 2008 are summarized as follows:

(Unaudited)
Three months ended March 30, 2008
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

2007 restructuring plan	-	(13)	(1)	(14)
FMG deconsolidation	(164)	(1)	(1)	(166)
Other	-	(2)	(1)	(3)

Total impairment, restructuring charges and other related closure costs	(164)	(16)	(3)	(183)

Impairment, restructuring charges and other related closure costs incurred in the first quarter of 2008 amounted to $183 million. On March 30, 2008 upon closing of the previously announced creation of Numonyx, the Company contributed its Flash memory business to the newly existing entity and incurred a $164 million additional impairment charge upon disposal as a consequence of the changes to the terms of the deal from the original classification of the FMG assets as assets to be disposed of by sale as at December 31, 2007. The Company also recorded restructuring charges and other related closure costs related to FMG deconsolidation, which totaled $2 million, $14 million for the 2007 restructuring plan and $3 million related to past restructuring initiatives.

Impairment charges

In the first quarter of 2009, the Company recorded impairment charges totaling $7 million on long-lived assets of the Company’s manufacturing sites in Carrollton, Texas and in Phoenix, Arizona, for which no alternative future use existed within the Company. Fair value was estimated based on broker prices available for similar assets from past sales, which corresponds to a FAS 157 level 2 fair value hierarchy for nonfinancial assets measured at fair value on a nonrecurring basis, as described in Note 23. The Company also assessed certain events which triggered interim impairment testing and performed in the first quarter of 2009 an impairment test on goodwill and indefinite long-lived assets. As a result of this testing and a decline in the business outlook for the Vision business acquired in 1999, the Company recorded a $6 million impairment charge on goodwill related to this business. The Vision business is included in the Automotive Consumer Computer and Communication Infrastructure Product Group reporting segment and is dedicated to image sensors, camera modules and image processors for mobile phones.

Restructuring charges and other related closure costs

Provisions for restructuring charges and other related closure costs as at March 28, 2009 are summarized as follows in millions of U.S. dollars:

	2007 Restructuring Plan	FMG Disposal	Other Restructuring Initiatives	Total Restructuring & Other Related Closure Costs
Provision as at December 31, 2008	113	20	101	234
Charges incurred in Q1 2009	36	-	7	43
Amounts paid	(44)	(14)	(25)	(83)
Currency translation adjustments	-	-	(3)	(3)
Provision as at March 28, 2009	105	6	80	191

2007 restructuring plan:

Pursuant to its commitment to a restructuring plan aimed at improving its competitiveness, the Company recorded in the first quarter of 2009 a total restructuring charges amounting to $36 million, primarily related to one-time termination benefits related to the Carrollton, Texas and Phoenix, Arizona fabs and on-going termination benefits related to the phase-out of manufacturing activities at Ain Sebaa site in Morocco.

Other restructuring initiatives:

In the first quarter of 2009, the Company recorded $7 million restructuring charges related to former and newly committed restructuring initiatives, consisting primarily of termination benefits in Asia and voluntary termination arrangements in certain European locations. Additionally, the Company paid in the first quarter of 2009 $9 million related to the restructuring plan announced upon the integration of NXP wireless business, as described in Note 9. The amounts paid were charged against the liability recorded in 2008 in the purchase price allocation.

Total impairment, restructuring charges and other related closure costs

The 2007 restructuring plan, which is still expected to result in pre-tax charges in the range of $270 million to $300 million, registered a total charge of $196 million as of March 28, 2009 (of which $36 million recorded in the first quarter of 2009, $87 million occurred in 2008 and $73 million occurred in 2007). This plan is expected to be completed in mid 2009.

The total actual costs that the Company will incur may differ from these estimates based on the timing required to fully complete the restructuring plans, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, product and processes.

8.	Interest Income, Net

Interest income, net consisted of the following:

	(Unaudited)
	Three months ended
In millions of U.S. dollars	March 28, 2009	March 30, 2008

Income	16	39
Expense	(15)	(19)

Total interest income, net	1	20

Interest expense also included charges related to the amortization of issuance costs incurred by the Company for the outstanding bonds. In the first quarter of 2009, interest income included $3 million recognized on the subordinated notes that the Company holds from its equity investment Numonyx, as described in Note 14.

9.	Business Combinations

On January 17, 2008, the Company acquired effective control of Genesis Microchip Inc. (“Genesis Microchip”) under the terms of a tender offer announced on December 11, 2007. On January 25, 2008, the Company acquired the remaining common shares of Genesis Microchip that had not been acquired through the original tender by offering the right to receive the same $8.65 per share price paid in the original tender offer. Payment of approximately $340 million for the acquired shares was made through a wholly-owned subsidiary of the Company that was merged with and into Genesis Microchip promptly thereafter and received $170 million of cash and cash equivalents from Genesis Microchip. Additional direct costs associated with the acquisition amounting to approximately $6 million paid in 2008. On closing, Genesis Microchip became part of the Company’s Home Entertainment & Displays business activity which is part of the Automotive Consumer Computer and Telecom Infrastructure Product Groups segment. The acquisition of Genesis Microchip was performed to expand the Company’s leadership in the digital TV market. Genesis Microchip will enhance the Company’s technological capabilities for the transition to fully digital solutions in the segment and strengthen its product intellectual property portfolio.

Purchase price allocation resulted in the recognition of $11 million in marketable securities, $14 million in property, plant and equipment, $44 million of deferred tax assets while intangible assets included $44 million of core technologies, $27 million related to customer relationships, $2 million of trademarks, $15 million of goodwill primarily related to the workforce, and not deductible for tax purposes and $2 million of liabilities net of other assets. During the course of 2008, the company reduced its estimate of direct cost associated with the acquisition and made a corresponding reduction in the amount of purchased goodwill. The Company also recorded in 2008 $21 million of acquired IP R&D with no alternative future use that the Company immediately wrote off. Such in-process research and development charge was recorded on the line “research and development expenses” in the consolidated statement of income in the first quarter of 2008. The core technologies have an average useful life of approximately four years, the customers’ relationship of seven years and the trademarks of approximately two years. The purchase price allocation is based on a third party independent appraisal.

On August 2, 2008, ST-NXP Wireless, a joint venture owned 80% by the Company, began operations based on contributions of the wireless businesses of the Company and NXP, as the minority interest holder. The Company paid to NXP $1.55 billion for the 80% stake, which included a control premium, and received cash from the NXP businesses of $33 million. The consideration also included a contribution in kind, measured at fair value, corresponding to a 20% interest in the Company’s wireless business. Additional direct costs associated with the acquisition are estimated to be approximately $20 million and were accrued and partially paid as at March 28, 2009. On closing, ST-NXP Wireless was determined to be included in the reportable segment “Wireless”.

Purchase price allocation resulted in the recognition of $302 million in property, plant and equipment, $65 million of tax receivables net of valuation allowances, inventory of $282 million,  which includes $88 million of step-up in value that increased charges against earnings in 2008 as the inventory was sold, deferred tax liabilities of $14 million, restructuring reserves of $44 million and net other assets and liabilities of $41 million in liabilities. In addition, intangible assets recognized included core technologies of $223 million, customer relationships of $405 million, and acquired IP R&D of $76 million. Such IP R&D did not have any alternative future use and was written-off immediately in the consolidated statement of income in 2008 to the line “Research and development.” The resulting goodwill in the transaction is $669 million, which is expected to be fully deductible for tax purposes. The core technologies have useful lives ranging from approximately three and a half to six and a half years. The purchase price allocation for the contribution from the minority interest holder is based on a third party independent appraisal. The contribution by the Company was carried over at its book value. The restructuring reserves represent estimated redundancy costs that will be incurred to achieve the rationalization of the combined organization as anticipated as part of the transaction and cover approximately 500 people, including sub-contractors. The plan will affect mainly employees in Belgium, China, Germany, India, the Netherlands, Switzerland and the United States. These actions, and the resulting termination benefits, will be finalized and completed within one year of the acquisition date, which could result in changes to the liability and goodwill amounts in the purchase price allocations above. Although not anticipated, the purchase price accounting remains subject to minor adjustments.

The Company and NXP had in the past pre-existing relationships before the business combination described above through the alliance the Company operated jointly with Freescale Semiconductor, Inc. for certain research and development activities and the operation of a 300mm wafer pilot line fab in Crolles (France) (“Crolles2 alliance”). In January 2007, NXP Semiconductors B.V. announced that it would withdraw from the alliance. Freescale Semiconductor, Inc. has also notified the Company that the Crolles2 alliance would terminate as of such date. Therefore, the Crolles2 alliance expired on December 31, 2007. Following the termination of the Crolles 2 alliance, the Company entered into agreements to acquire all equipment in Crolles from NXP and Freescale according to the following schedule: (i) the acquisition of equipment amounting to $128 million from NXP on December 31, 2007; (ii) the acquisition of equipment amounting to $140 million from Freescale on March 14, 2008; (iii) the acquisition of equipment amounting to $135 million from Freescale on April 18, 2008 and (iv) the acquisition of equipment amounting to $129 million from NXP on June 30, 2008. The March 14, 2008 installment has been executed by a combination of direct purchase amounting $40 million and an operating lease for the remainder of the equipment. The termination of the Crolles 2 alliance did not result in other settlements.

On February 1, 2009, the Company exercised its option to purchase the 20% noncontrolling interest of NXP in ST-NXP wireless for a price of $92 million. Transactions with noncontrolling interests are summarized in the table below:

	(Unaudited)
	Three months ended
In millions of U.S. dollars	March 28, 2009	March 30, 2008

Net loss attributable to parent company	-541	-84
Transfers (to) from noncontrolling interests:
Increase in parent company's capital surplus for purchase of outstanding 20% of ST-NXP shares	119	0

Change from net loss attributable to parent company and transfers (to) from noncontrolling interests	(422)	(84)

On February 3, 2009, the Company closed a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new venture, to be named ST-Ericsson. ST-Ericsson will combine the resources of the two companies and focus on developing and delivering a complete portfolio of mobile platforms wireless semiconductor solutions across the broad spectrum of mobile technologies. The operations of ST-Ericsson are conducted through two groups of companies.  The parent of one of the groups is ST-Ericsson Holding AG (“JVS”), which is owned 50% plus a controlling share by ST.  JVS is responsible for the full commercial operation of the combined businesses, namely sales, marketing, supply and the full product responsibility. The parent of the other group, ST-Ericsson AT Holding AG (“JVD”), is owned 50% plus a controlling share by Ericsson and will be focused on fundamental R&D activities. Both JVS and JVD are variable interest entities as defined in FIN 46(R).  Based upon its analysis, the Company has determined that it is the primary beneficiary of JVS and therefore consolidates JVS, but that it is not the primary beneficiary of JVD and therefore accounts for its noncontrolling interest in JVD under the equity method of accounting.  JVD is discussed further in Note 14.  In addition to the contributions by ST and Ericsson of their respective businesses to the venture entities, the consideration received from Ericsson included $1,145 million in cash, of which $700 million was paid directly to the Company.  The transaction has been accounted for as a business combination under FAS 141(R), which is discussed in Note 5.

The purchase accounting results in the following:

Consideration transferred:
Noncontrolling interest in the Company’s business contributed	$1,105
Noncontrolling interest in EMP business acquired	306
Cash received by the Company	(700)
Equity investment in JVD	(99)
Total consideration transferred	$ 612
Assets acquired and liabilities assumed:
Cash in JVS	$ 445
Goodwill	173
Customer relationships	48
Property, plant and equipment	8
Other current assets and liabilities - net	(62)
Total assets acquired and liabilities assumed	$ 612

The goodwill arises principally due to expected synergies and the value of the assembled workforce.  The tax deductibility of the goodwill is not yet determined.  In connection with this transaction, the Company recognized acquisition costs of $7 million, which were included in selling, general and administrative expenses during the first quarter.   There are no contingent assets or liabilities recognized in the transaction.

The fair value of the noncontrolling interests is determined based on a third party evaluation of the fair values of the businesses contributed.  Due to lack of comparable market transactions, the EMP business was valued using a Discounted Cash Flow approach.  The primary inputs used to measure the fair value were the stand alone business plan for the five-year period 2009-2013, including certain cost synergies of the venture, and the weighted average cost of capital, which was determined to be 8.9%. This represents a Level 3 measurement of fair value as defined in FAS 157. The resulting value of the EMP business was then allocated between the two entities of the venture as follows: (a) specifically identifiable assets as well as customer-related intangibles and the cost synergies were allocated to the portion of the EMP business contributed to JVS, and (b) specifically identifiable assets as well as the value of the usage rights of the technology were allocated to the portion of the EMP business contributed to JVD.  The fair value of the Company’s contribution of its ST-NXP Wireless business to JVS was determined based upon the valuation of the EMP business contributed to JVS and JVD and the cash consideration that was agreed upon between the Company and Ericsson to compensate for the difference in fair values between the two companies’ contributions. This valuation is therefore also considered Level 3 as defined by FAS 157.  Due to the significant minority rights of the Company and Ericsson in JVD and JVS respectively, no control premium or discount was assigned in the valuation of the noncontrolling interests. Upon closing, JVS was determined to be included in the reportable segment “Wireless”.

The unaudited proforma information below assumes that JVS was created on January 1, 2009 and 2008 and incorporates the results of the EMP business allocated to JVS beginning on those dates.  The unaudited three months ended March 28, 2009 and March 30, 2008 information has been adjusted to incorporate the results of the EMP business allocated to JVS on January 1, 2009 and January 1, 2008.  Such results include estimated results of the business acquired, adjustments to conform to the Company’s accounting policies, additional depreciation and amortization resulting from the step up to the fair values of the tangible and intangible assets, consequential tax effects and noncontrolling interest adjustments.  These amounts are presented for information purposes only and are not indicative of the results of operations that would have been achieved had the acquisition taken place as of January 1, 2009 and January 1, 2008.

Pro forma Statements of Income (unaudited)	Three Months Ended
In millions of U.S. dollars	March 28, 2009	March 30, 2008
Net revenues	1,683	2,618
Net loss	(523)	(98)

Net revenues of the EMP business for the period from the acquisition date of February 3, 2009 through the end of the quarter at March 28, 2009 included in the consolidated statement of income were $44 million. Net income (loss) during this period is no longer separately identifiable, as the EMP business was immediately integrated across a large number of legal entities combining the cost structures of the EMP and ST-NXP Wireless businesses.

10.	Goodwill

Changes in the carrying amount of goodwill were as follows:

In millions of U.S. dollars	Automotive Consumer Computer and Communication Infrastructure Product Groups (“ACCI”)	Wireless	Industrial and Multisegment Products Sector (“IMS”)	Total
December 31, 2008 (Audited)	51	816	91	958
Business Combination	-	173	-	173
Vision goodwill impairment	(6)	-	-	(6)
Foreign currency translation	-	-	(4)	(4)
March 28, 2009 (Unaudited)	45	989	87	1,121

On February 3, 2009, the Company closed a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new venture, to be named ST-Ericsson. An amount of $173 million of the purchase price for this transaction was allocated to goodwill. This business combination is discussed in details in Note 9.

During the first quarter of 2009, the Company performed an impairment test on goodwill and based on this test, impairment charge totaling $6 million was recorded on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statement of income for the three months ended March 28, 2009. This impairment charge is further described in Note 7.

11.	Other intangible assets

Other intangible assets consisted of the following:

March 28, 2009	Gross Cost	Accumulated Amortization	Net Cost

Technologies & licences	724	(393)	331
Contractual customer relationships	484	(32)	452
Purchased software	264	(202)	62
Internally developed software	122	(73)	49
Total	1,594	(700)	894

December 31, 2008	Gross Cost	Accumulated Amortization	Net Cost

Technologies & licences	707	(365)	342
Contractual customer relationships	436	(22)	414
Purchased software	253	(200)	53
Internally developed software	125	(71)	54
Total	1,521	(658)	863

The estimated amortization expense of the existing intangible assets for the following years is as follows:

Year
2009	152
2010	186
2011	164
2012	103
2013	46
Thereafter	243
Total	894

12.	Marketable Securities

Changes in the value of marketable securities, as reported in current and non-current assets on the consolidated balance sheets as at March 28, 2009 and December 31, 2008 are detailed in the table below:

	(Audited)							(Unaudited)
In millions of U.S. dollars	December 31, 2008	Temporary decline in fair value included in OCI for available- for-sale marketable securities	Other than temporary decline in fair value included in earnings for available- for-sale marketable securities	Purchase	Sale	Change in fair value of held-for- trading marketable securities	CTA	March 28, 2009

Aaa Discounted Government Bonds	-	-	-	503	(127)	6	-	382
Senior debt Floating Rate Notes	651	(1)	-	-	(27)	-	(17)	606
Auction Rate Securities	242	-	(58)	-	-	-	-	184
Total	893	(1)	(58)	503	(154)	6	(17)	1,172

As at March 28, 2009, the Company had investments in marketable debt securities with an aggregate fair value of $1,172 million, composed of $382 million invested in Aaa discounted Government bonds from French and U.S. governments, $606 million invested in senior debt floating rate notes issued by primary financial institutions with an average rating excluding impaired debt securities of Aa2/A+ and $184 million invested in auction rate securities, representing interest in collateralized obligations and credit linked notes. The floating rate notes and the government bonds are reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at March 28, 2009, since they represent investments of funds available for current operations. The auction-rate securities, which have a final maturity between 10 and 40 years, were purchased in the Company’s account by Credit Suisse Securities LLC contrary to the Company’s instructions; they are classified as non-current assets on the line “Non-current marketable securities” on the consolidated balance sheet as at March 28, 2009. On February 16, 2009, The Company announced that an arbitration panel of the Financial Industry Regulatory Authority (“FINRA”), in a full and final resolution of the issues submitted for determination, awarded the Company, in connection with such unauthorized auction rate securities, approximately $406 million, comprising compensatory damages, as well as interest, attorney’s fees and consequential damages, which were assessed against Credit Suisse. In addition, the Company is entitled to retain an interest award of approximately $25 million that has already been paid. The Company has petitioned the United States court for the Southern District of New York seeking enforcement of the award. Credit Suisse has responded by seeking to vacate the FINRA award. Upon receipt of the award, the Company will transfer ownership of the portfolio of unauthorized auction rate securities to Credit Suisse. Until the award is executed, the Company will continue to own the Auction Rate Securities and, consequently, will account for them in the same manner as in the prior periods.

All floating rate notes and auction-rate securities are classified as available-for-sale and recorded at fair value as at March 28, 2009, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in equity, except for those changes deemed to be other than temporary impairment. Out of the total $382 million invested in discounted government bonds in 2009, $249 million are classified as available-for-sale financial assets, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in equity and $133 million are classified as held-for-trading debt securities, with changes in fair value immediately recorded in the consolidated statement of income in the first quarter of 2009.

The Company reported as of March 28, 2009 an after-tax decline in fair value on its floating rate note portfolio totaling $1 million due to the general widening of credit spreads associated to the financial market turmoil. Out of the 17 investment positions in floating-rate notes whose changes in fair value have been considered as temporary, 12 positions are in an unrealized loss position. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a FAS 157 level 1 fair value hierarchy, except for certain Lehman Brothers senior unsecured bonds for a maximum amount of €15 million, for which fair value measurement relies on information received from a major credit rating entity based on historical recovery rates and is assessed to correspond to a level 3 fair value hierarchy. The change in fair value was recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in equity since the Company assessed that this decline in fair value was temporary and that the Company was in a position to recover the total carrying amount of these investments on subsequent periods. Since the duration of the floating-rate note portfolio is only 2.3 years on average and the securities have a minimum Moody’s rating of “A2” (except for certain Lehman Brothers senior unsecured bonds), the Company expects the value of the securities to return to par as the final maturity is approaching.

The Company invested in 2009 $503 million in French and U.S. government bonds, of which $127 million was sold in the first quarter of 2009. The change in fair value of the $249 million debt securities classified as available-for-sale was not material as at March 28, 2009. The change in fair value on the Euro-denominated discounted government bonds classified as held-for-trading corresponded to a $6 million gain and primarily resulted from changes in the Eur/U.S. dollar exchange rate. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to an FAS 157 level 1 fair value hierarchy. The duration of the government bonds portfolio is 3.5 months on average and the securities are rated Aaa by Moody’s.

On the auction-rate securities, the Company reported an other-than-temporary decline in fair value amounting to $58 million in the first quarter of 2009, which was immediately recorded in the consolidated statement of income on the line “Other-than-temporary impairment charge on financial assets.” From the first quarter of 2008, the fair value measure of these securities, which corresponds to an FAS 157 level 3 fair value hierarchy, was based on a theoretical model using yields obtainable for comparable assets. The value inputs for the evaluation of these securities were publicly available indexes of securities with same rating, similar duration and comparable/similar underlying collaterals or industries exposure (such as ABX for the collateralized debt obligation, ITraxx and IBoxx for the credit-linked notes), which the Company believes approximates the orderly exit value in the current market. The estimated value of these securities could further decrease due to a deterioration of the corporate industry indexes used for the evaluation. Fair value measurement information is further detailed in Note 24.

The Company sold $27 million of floating rate notes and $127 million of government bonds in 2009. No significant gain or loss was included in earnings as a result of these sales, as reported in the consolidated statement of income for the first quarter of 2009.

13.	Inventories, Net

Inventories are stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.

Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, backlog of orders and production plans.

Inventories, net of reserve consisted of the following:

	(Unaudited)	(Audited)
In millions of U.S. dollars	As at March 28, 2009	As at December 31, 2008

Raw materials	75	76
Work-in-process	1,087	1,124
Finished products	494	640

Total Inventories, net	1,656	1,840

14.	Equity Investments

Numonyx

In 2007, the Company entered into an agreement with Intel Corporation and Francisco Partners L.P. to create a new independent semiconductor company from the key assets of the Company’s Flash Memory Group and Intel’s flash memory business (“FMG deconsolidation”). Under the terms of the agreement, the Company would sell its flash memory assets, including its NAND joint venture interest with Hynix as described below and other NOR resources, to the new company, which was called Numonyx Holdings B.V. (“Numonyx”), while Intel would sell its NOR assets and resources. In connection with this announcement, the Company reported in 2007 an impairment charge of $1,106 million to adjust the value of these assets to fair value less costs to sell.

The Numonyx transaction closed on March 30, 2008. At closing, through a series of steps, the Company contributed its flash memory assets and businesses as previously announced, for 109,254,191 common shares of Numonyx, representing a 48.6% equity ownership stake valued at $966 million, and $156 million in long-term subordinated notes, as described in Note 15. As a consequence of the final terms and balance sheet at the closing date and additional agreements on assets to be contributed, coupled with changes in valuation for comparable Flash memory companies, the Company incurred an additional pre-tax loss of $190 million for the year ended December 31, 2008, of which $164 was recorded in the first quarter of 2008.  The additional losses were reported on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statement of income, as described in Note 7.

Upon creation, Numonyx entered into financing arrangements for a $450 million term loan and a $100 million committed revolving credit facility from two primary financial institutions. The loans have a four-year term. Intel and the Company have each granted in favor of Numonyx a 50% debt guarantee not joint and several. In the event of default and failure to repay the loans from Numonyx, the banks will exercise the Company’s rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of the assets. The debt guarantee was evaluated under FIN 45. It resulted in the recognition of a $69 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The same amount was also added to the value of the equity investment. The debt guarantee obligation was reported on the line “Other non-current liabilities” in the consolidated balance sheet as at March 28, 2009. As at March 28, 2009 the guarantee was not exercised. To the best of management’s knowledge, as at March 28, 2009, Numonyx was current on their debt obligations, not in default of any debt covenants and did not expect to be in default on these obligations in the foreseeable future.

The Company accounts for its share in Numonyx under the equity method based on the results of the venture. In the valuation of Numonyx investment under the equity method, the Company applies a one-quarter lag reporting. For the first quarter of 2009, the line “Earnings (loss) on equity investments” in the Company’s consolidated statement of income included the following amounts related to its investment in Numonyx: a charge of $69 million that represents the Company’s proportional share of the loss reported by Numonyx in the fourth quarter of 2008, a benefit of $40 million related to amortization of basis differences arising principally from impairment charges recorded by the Company in prior periods and a $200 million other-than-temporary impairment charge, for a net total of $229 million. The impairment charge recorded in the first quarter resulted from a re-assessment by the Company of the fair value of its investment in Numonyx following the deterioration of both the global economic situation and the memory market segment, as well as a revision by Numonyx of its 2009 projected results.  The calculation of the impairment was based upon a combination of an income approach, using discounted cash flows, and a market approach, using metrics of comparable public companies. At March 28, 2009 the Company’s investment in Numonyx, including the amount of the debt guarantee, amounted to $266 million.

The Company’s current maximum exposure to loss as a result of its involvement with Numonyx is limited to its equity investment, its investment in subordinated notes and its debt guarantee obligation.

ST-Ericsson AT Holding

As discussed in Note 9, on February 3, 2009, the Company announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new venture, to be named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson AT Holding AG (“JVD”).  JVD, in which the Company owns 50% less a controlling share held by Ericsson, is the parent company of a group of entities that perform fundamental R&D activities for the ST-Ericsson venture.  The Company has determined that JVD is a Variable Interest Entity as defined in FIN 46(R), but has determined that the Company is not the primary beneficiary of the entity.  Accordingly, the Company accounts for its noncontrolling interest in JVD under the equity method of accounting.  The Company’s investment in JVD at the date of the transaction was valued at $99 million.  In the first quarter of 2009, the line “Earnings (loss) on equity investments” in the Company’s consolidated statement of income included a charge of $4 million related to JVD, which includes the amortization of basis differences. The Company’s current maximum exposure to loss as a result of its involvement with JVD is limited to its equity investment, which was shown as $95 million on the consolidated balance sheet at March 28, 2009.

Hynix ST Joint Venture

In 2004, the Company signed a joint venture agreement with Hynix Semiconductor Inc. to build a front-end memory manufacturing facility in Wuxi City, Jiangsu Province, China. Under the agreement, Hynix Semiconductor Inc. contributed $500 million for a 67% equity interest and the Company contributed $250 million for a 33% equity interest. Additionally, the Company originally committed to grant $250 million in long-term financing to the new joint venture guaranteed by the subordinated collateral of the joint venture’s assets. On March 30, 2008, the investment in the joint venture, which amounted to $291 million at the time, was transferred to Numonyx upon the formation of that entity.

Due to regulatory and withholding tax issues the Company could not directly provide the joint venture with the $250 million long-term financing as originally planned. As a result, in 2006, the Company entered into a ten-year term debt guarantee agreement with an external financial institution through which the Company guaranteed the repayment of the loan by the joint venture to the bank. The guarantee agreement includes the Company placing up to $250 million in cash on a deposit account. The guarantee deposit will be used by the bank in case of repayment failure from the joint venture, with $250 million as the maximum potential amount of future payments the Company, as the guarantor, could be required to make. In the event of default and failure to repay the loan from the joint venture, the bank will exercise the Company’s rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of the joint venture’s assets.  The $250 million, which has been on deposit since 2007, has been reported as “Restricted cash” on the consolidated balance sheet at March 28, 2009.  The debt guarantee was evaluated under FIN 45, and resulted in the recognition of a $17 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The debt guarantee obligation continues to be reported on the line “Other non-current liabilities” in the consolidated balance sheet as at March 28, 2009, since the terms of the FMG deconsolidation did not include the transfer of the guarantee. As at March 28, 2009, the guarantee was not exercised. To the best of management’s knowledge as at March 28, 2009, the joint venture was current on their debt obligations, not in default of any debt covenants and did not expect to be in default on these obligations in the foreseeable future. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its indirect investment through Numonyx and the debt guarantee commitments.

Veredus

In the second half of 2008, the Company acquired 41.2% of ownership interest in Veredus Laboratories Pte. Ltd (“Veredus”), a company located in Singapore that sells diagnostic solutions to the medical market. The acquisition amounted to $11 million and was fully paid in 2008. The investment is aimed at joining forces with established and growing players in the medical diagnostic market, accelerating thus market adoption of the Company’s LabOnCHip technology and products. The Company accounts for its interest in Veredus under the equity method. In the valuation of the Veredus investment under the equity method, the Company applies a one-quarter lag reporting. The Company’s share in the results of Veredus, as reported on the line “Earnings (loss) on equity investments” of the consolidated statement of income for the first quarter of 2009, was not material.

ATLab

In the second half of 2008, the Company acquired 8.1% of ownership interest in ATLab Inc. (“ATLab”), a Korean company which sells semiconductor devices to the optical mouse, touch screen and touch pad markets. With this investment, the Company intends to secure partnership in product development for the growing touch screen market. The acquisition, which totaled $4 million, was fully paid in 2008.

The Company has identified ATLab as a Variable Interest Entity as defined in FIN 46(R), but has determined that it is not the primary beneficiary of the entity. The Company has the ability to exercise significant influence on certain decisions of the entity. Consequently, the Company accounts for its interest in ATLab under the equity method. The Company’s share of the results of ATLab, as reported on the line “Earnings (loss) on equity investments” of the consolidated statement of income for the three months ended March 28, 2009, was not material.

15.	Other Investments and Other Non-current Assets

Investments and other non-current assets consisted of the following:

	(Unaudited)	(Audited)
In millions of U.S. dollars	As at March 28, 2009	As at December 31, 2008

Investments carried at cost	32	32
Long-term receivables related to funding	8	8
Long-term receivables related to tax refund	70	206
Debt issuance costs, net	6	7
Long-term notes from equity investment	166	168
Deposits and other non-current assets	55	56

Total other investments and other non-current assets	337	477

Investments carried at cost are equity securities with no readily determinable fair value.

Long-term receivables related to funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects.

Long-term receivables related to tax refunds correspond to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year. It also includes as at March 28, 2009 $31 million receivables from French tax authorities for research tax credits recognized in 2008 and 2009, which were deemed to be grants in substance, following the enactment of the French Finance Act for 2008, which included several changes to the research tax credit regime (“Crédit Impôt Recherche”).

The Company received upon the creation of Numonyx long-term subordinated notes amounting to $156 million at inception, bearing interest at market rates and with a maturity as at March 30, 2038. These long-term notes yield 9.5% interest, generally payable in kind for seven years and in cash thereafter. In liquidation events in which proceeds are insufficient to pay off the term loan, revolving credit facilities and the Francisco Partners’ preferential payout rights, the subordinated notes will be deemed to have been retired. These notes are also classified as available-for-sale financial assets. The nominal value of the notes was incremented since inception by $14 million of paid-in-kind interests receivable, of which $3 million was recognized in the first quarter of 2009. Changes in fair value were recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in equity and corresponded to a cumulative $4 million deferred loss as of March 28, 2009. Fair value measurement, which corresponds to a FAS 157 level 3 fair value hierarchy, is based on publicly available swap rates for fixed income obligations with similar maturities. Fair value measurement information is further detailed in Note 24.

Deposits and other non current assets include certain equity securities held as part of a long-term incentive plan in one of the Company’s subsidiaries.

16.	Financial debt

Long term debt consisted of the following:

	(Unaudited)	(Audited)
In millions of U.S. dollars	March 28, 2009	December 31, 2008

Bank loans:

	(Unaudited)	(Audited)

5.83% short-term loan, 120% of PBC Basic Loan IR	18	-
4.42% due 2009, floating interest rate at Libor + 0.40%	50	50
2.61% due 2010, floating interest rate at Libor + 1.0%	50	50
Funding program loans:
1.47% (weighted average), due 2009, fixed interest rate	4	4
0.90% (weighted average), due 2010, fixed interest rate	23	24
3.25% (weighted average), due 2012, fixed interest rate	7	10
0.50% (weighted average), due 2013, fixed interest rate	4	2
0.50% (weighted average), due 2014, fixed interest rate	9	10
3.24% (weighted average), due 2017, fixed interest rate	62	72
1.24% due 2014, floating interest rate at Libor + 0.017%	120	120
1.19% due 2015, floating interest rate at Libor + 0.026%	65	65
1.22% due 2016, floating interest rate at Libor + 0.052%	136	136
1.74% due 2016, floating interest rate at Libor + 0.277%	180	180
1.40% due 2016, floating interest rate at Libor + 0.173%	200	200
Capital leases:
5.45% (weighted average), due 2011, fixed interest rate	13	15
Senior Bonds:
2.04%, due 2013, floating interest rate at Euribor + 0.40%	665	703
Convertible debt:
-0.50% convertible bonds due 2013	-	-
1.5% convertible bonds due 2016	1,039	1,036

Total debt	2,645	2,677
Less short-term debt	(159)	(123)
Total long-term debt	2,486	2,554

In August 2003, the Company issued $1,332 million principal amount at issuance of zero coupon unsubordinated convertible bonds due 2013. The bonds were issued with a negative yield of 0.5% that resulted in a higher principal amount at issuance of $1,400 million and net proceeds of $1,386 million. The negative yield through the first redemption right of the holder totals $21 million and was recorded in capital surplus. The bonds are convertible at any time by the holders at the rate of 29.9144 shares of the Company’s common stock for each one thousand dollar face value of the bonds. The holders may redeem their convertible bonds on August 5, 2006 at a price of $985.09, on August 5, 2008 at $975.28 and on August 5, 2010 at $965.56 per $1,000 dollar face value of the bonds. As a result of this holder’s option, the redemption occurred in 2006. Pursuant to the terms of the convertible bonds due 2013, the Company was required to purchase, at the option of the holders, 1,397,493 convertible bonds, at a price of $985.09 each between August 7 and August 9, 2006. This resulted in a cash payment of $1,377 million. On August 5, 2008, the Company was required to repurchase 2,317 convertible bonds, at a price of $975.28 each. This resulted in a cash payment of $2 million. The outstanding long-term debt corresponding to the 2013 convertible debt was not material as at March 28, 2009 corresponding to the remaining 188 bonds valued at August 5, 2010 redemption price. At any time from August 20, 2006, the Company may redeem for cash at their negative accreted value all or a portion of the convertible bonds subject to the level of the Company’s share price.

In February 2006, the Company issued $1,131 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Company of $974 million less transaction fees. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.833898 shares per one thousand dollar face value of the bonds corresponding to 42,694,216 equivalent shares. This conversion rate has been adjusted from 43.363087 shares per one thousand dollar face value of the bonds as at May 21, 2007, as the result of the extraordinary cash dividend approved by the Annual General Meeting of Shareholders held on May 14, 2008. This new conversion has been effective since May 19, 2008. The holders can also redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollar face value of the bonds. The Company can call the bonds at any time after March 10, 2011 subject to the Company’s share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days. The Company may redeem for cash at the principal amount at issuance plus accumulated gross yield all, but not a portion, of the convertible bonds at any time if 10% or less of the aggregate principal amount at issuance of the convertible bonds remain outstanding in certain circumstances or in the event of changes to the tax laws of the Netherlands or any successor jurisdiction.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary of the Company, issued floating rate senior bonds with a principal amount of €500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. In the event of changes to the tax laws of the Netherlands or any successor jurisdiction, ST BV or the Company may redeem the full amount of senior bonds for cash. In the event of certain change in control triggering events, the holders can cause ST BV or the Company to repurchase all or a portion of the bonds outstanding.

17.	Earnings (Loss) per Share

Basic net earnings (loss) per share is computed based on net income (loss) attributable to parent company shareholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding, nonvested shares granted and the conversion of convertible debt.

	(Unaudited)
	Three months ended
In millions of U.S. dollars, except per share amounts	March 28, 2009	March 30, 2008

Basic loss per Share:
Net loss	(541)	(84)
Weighted average shares outstanding	874,296,005	899,767,394

Loss per Share (basic)	(0.62)	(0.09)

Diluted loss per Share:
Net loss	(541)	(84)
Interest expense on convertible debt, net of tax
Net loss, adjusted	(541)	(84)

Weighted average shares outstanding	874,296,005	899,767,394
Dilutive effect of stock options	-	-
Dilutive effect of nonvested shares	-	-
Dilutive effect of convertible debt	-	-
Number of shares used in calculating loss per Share	874,296,005	899,767,394

Loss per Share (diluted)	(0.62)	(0.09)

As of March 28, 2009, common shares issued were 910,307,305 shares, of which 35,979,531 shares were owned by the Company as treasury stock.

As of March 28, 2009, there were outstanding stock options exercisable into the equivalent of 39,032,772 common shares. There was also the equivalent of 42,699,840 common shares outstanding for convertible debt, out of which 5,624 for the 2013 bonds and 42,694,216 for the 2016 bonds. None of these bonds have been converted to shares during the first quarter of 2009.

18.	Post Retirement and Other Long-term Employee Benefits

The Company and its subsidiaries have a number of both funded and unfunded defined benefit pension plans and other long-term employees’ benefits covering employees in various countries. The defined benefits plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. The other long-term employees’ plans provide for benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for the majority of its plans. Eligibility is generally determined in accordance with local statutory requirements. For Italian termination indemnity plan (“TFR”), the Company continues to measure the vested benefits to which Italian employees are entitled as if they retired immediately as of March 28, 2009, in compliance with the Emerging Issues Task Force Issue No. 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan (“EITF 88-1”).

The components of the net periodic benefit cost included the following:

Pension Benefits
(Unaudited)

	Three months ended
In millions of U.S. dollars	March 28, 2009	March 30, 2008

Service cost	5	4
Interest cost	7	8
Expected return on plan assets	(3)	(4)
Amortization of actuarial net loss (gain)	1	-
Amortization of prior service cost	1	-
Net periodic benefit cost	11	8

	Other long-term Benefits
	(Unaudited)
	Three months ended
In millions of U.S. dollars	March 28, 2009	March 30, 2008

Service cost	1	1
Interest cost	-	-
Expected return on plan assets	-	-
Amortization of actuarial net loss (gain)	-	-
Amortization of prior service cost	-	1
Net periodic benefit cost	1	2

Employer contributions paid and expected to be paid in 2009 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2008.

19.	Dividends

At the Annual General Meeting of Shareholders on May 14, 2008, shareholders approved the distribution of $0.36 per share in cash dividends, payable in four equal quarterly installments. Through December 31, 2008, payments totaled $0.27 per share or approximately $240 million. The remaining $0.09 per share cash dividend was paid in the first quarter of 2009 for a total amount of $71 million, pending the payment in the coming months of the related withholding tax.

At the Company’s annual general meeting of shareholders to be held on May 20, 2009, the distribution of a cash dividend of $0.12 per common share to be paid in four equal installments will be submitted for the Company’s shareholders’ approval.

20.	Treasury Stock

Following the authorization by the Supervisory Board, announced on April 2, 2008, to repurchase up to 30 million shares of its common stock, the Company acquired 29,520,220 shares as at March 28, 2009, for a total amount of approximately $313 million, also reflected at cost as a reduction of the shareholders’ equity. This repurchase intends to cover the transfer of shares to employees upon vesting of future share based remuneration programs.

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of non-vested shares including such plans as approved by the 2005, 2006, 2007 and 2008 Annual General Meeting of Shareholders. As of March 28, 2009, 6,940,689 of these treasury shares were transferred to employees under the Company’s share based remuneration programs of which 50,941 in the quarter ended March 28, 2009.

As of March 28, 2009, the Company owned a number of treasury shares equivalent to 35,979,531.

21.	Contingencies and Uncertainties in Income Tax Positions

The Company is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

With the adoption in 2007 of FIN 48, the Company applies a two-step process for the evaluation of uncertain income tax positions based on a “more likely than not” threshold to determine if a tax position will be sustained upon examination by the taxing authorities. The amount of unrecognized tax benefits did not materially change during the first quarter of 2009. Nevertheless, events may occur in the near future that would cause a material change in the estimate of the unrecognized tax benefit. All unrecognized tax benefits would affect the effective tax rate, if recognized. Interest and penalties recognized in the consolidated balance sheets as at March 28, 2009 and December 31, 2008 and in the consolidated statements of income for the first quarter of 2009 and 2008 are not material. The tax years that remain open for review in the Company’s major tax jurisdictions are from 1997 to 2008.

22.	Claims and Legal Proceedings

The Company has received and may in the future receive communications alleging possible infringements, in particular in the case of patents and similar intellectual property rights of others. Furthermore, the Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation is unfavorable to the Company, the Company may be required to license the underlying intellectual property right at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually, or in the aggregate, could have a material adverse effect on the Company’s results of operations, cash flows or financial position and ability to compete.

The Company is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations. These matters mainly include the risks associated with claims from customers or other parties. The Company has accrued for these loss contingencies when the loss is probable and can be estimated. The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. Legal costs associated with claims are expensed as incurred. In the event of litigation that is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.

Based on management’s current assumptions made with support of the Company’s outside attorneys, the Company has not identified any probable loss, which may arise out of current litigation, including litigation which the Company is facing before the International Trade Commission (the “ITC”) with Tessera Technologies, Inc (“Tessera”) and LSI Corp (“LSI”).

23.	Derivative Instruments and Hedging Activities

The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks, such as  market risk, credit risk and liquidity risk. The primary risks managed by using derivative instruments are foreign currency risk and interest rate risk. Foreign exchange forward contracts and currency options are entered into to manage the foreign exchange risk associated with forecasted transactions and to reduce exposure to changes in exchange rates on the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries. In 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. The fair value hedge relationship was discontinued in the fourth quarter of 2008 and the swaps were unwound in the first quarter of 2009.

Foreign exchange risk

Cash Flow Hedge

To reduce its exposure to foreign exchange rate fluctuations, the Company hedges certain Euro-denominated forecasted transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods through the use of foreign currency forward contracts and currency options.

These derivative instruments are designated and qualify for cash flow hedge. They are reflected at their fair value in the consolidated balance sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction. Foreign currency forward contracts and currency options used as hedges are effective at reducing the Euro/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an on-going basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options is measured on the full fair value of the option, including the time value of the option. For these derivatives, ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The ineffective portion of the hedge is immediately reported in “Other income and expenses, net” in the consolidated statements of income. The gain or loss from the effective portion of the hedge is reported as a component of “Accumulated other comprehensive income” in the consolidated statements of changes in equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statements of income line item as the impact of the hedged transaction. The gain or loss is recognized immediately in “Other income and expenses, net” in the consolidated statements of income when a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and corporate costs, the hedge relationship is entered into for an amount between 50% and 80% of the total forecasted invoicing for the following quarter; (ii) for manufacturing costs, the hedge relationship is entered into for an amount between 40% and 70% of the total forecasted invoicing for the following quarter. The maximum length of time over which the Company hedges its exposure to the variability of cash flows for forecasted transactions is 12 months.

As at March 28, 2009, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on R&D forecasted costs	Notional amount for hedge on manufacturing forecasted costs

Forward contracts	395	335
Currency options	-	-

Derivative Instruments Not Designated as a Hedge

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. The Company enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries. These instruments do not qualify as hedging instruments under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”) and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income.

Interest rate risk

The Company’s interest rate risk arises mainly from long-term borrowings at fixed rate. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The

Company analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Since almost all the liquidity of the Company is invested in floating rate instruments, the Company’s interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets.

Fair Value Hedge

In 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. The hedge relationship was designated as fair value hedge until November 1, 2008. The cancellable swaps converted the fixed rate interest expense recorded on the convertible bond due 2016 to a variable interest rate based upon adjusted LIBOR. The criteria for designating a derivative as a hedge included evaluating whether the instrument was highly effective at offsetting changes in the fair value of the hedged item attributable to the hedged risk. Hedged effectiveness was assessed on both a prospective and retrospective basis at each reporting period. Any ineffectiveness of the hedge relationship was recorded as a gain or loss on derivatives as a component of “Other income and expenses, net” in the consolidated statements of income. As at March 30, 2008 the cancellable swaps met the criteria for designation as a fair value hedge and, as such, both the swaps and the hedged portion of the bonds were reflected at their fair values in the consolidated balance sheet. The net loss recognized in “Other income and expenses, net” for the first quarter of 2008 as a result of the ineffective portion of this fair value hedge amounted to $3 million.

At December 31, 2008 the cancellable swaps were not designated as fair value hedge and were reported as held-for-trading financial assets on the line “Other receivables and assets” of the consolidated balance sheet. The Company determined that the swaps had been no longer effective at offsetting changes in the fair value of the hedged bonds since November 1, 2008 and the fair value hedge relationship was consequently discontinued on that date. The cancellable swaps were unwound in the first quarter of 2009, which generated a non-operating loss of $8 million reported on the line “Loss on sale of financial assets” in the consolidated statement of income and proceeds totaling $26 million in the consolidated cash flow statement for the quarter ended March 28, 2009.

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at March 28, 2009 and December 31, 2008 is presented in the table below:

In millions of U.S. dollars	As at March 28, 2009		As at December 31, 2008
Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value

Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Other receivables and assets	19	Other receivables and assets	19
Currency options	Other receivables and assets	-	Other receivables and assets	8
Total derivatives designated as hedging instruments		19		27

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	Other receivables and assets	2	Other receivables and assets	10
Currency options	Other receivables and assets	-	Other receivables and assets	-
Cancellable swaps	-	-	Other receivables and assets	34
Total derivatives not designated as hedging instruments:		2		44

Total Derivatives		21		71

In millions of U.S. dollars	As at March 28, 2009		As at December 31, 2008
Liability Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value

Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Other payables and accrued liabilities	(4)	Other payables and accrued liabilities	(3)
Currency options	Other payables and accrued liabilities	-	Other payables and accrued liabilities	(1)
Total derivatives designated as hedging instruments		(4)		(4)

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	Other payables and accrued liabilities	(1)	Other payables and accrued liabilities	(1)
Currency options	Other payables and accrued liabilities	-	Other payables and accrued liabilities	-
Total derivatives not designated as hedging instruments:		(1)		(1)

Total Derivatives		(5)		(5)

The effect on the consolidated statements of income for the three months ended March 28, 2009 and March 30, 2008 of derivative instruments designated as fair value hedge is presented in the table below:

	Location of gain (loss) recognized in earnings on derivative	Amount of gain (loss) recognized in earnings on derivative
In millions of U.S. dollars
		March 28, 2009	March 30, 2008
Cancellable swaps	Interest income, net	-	-
	Other income and expenses, net	-	(3)

The effect on the consolidated statements of income for the three months ended March 28, 2009 and March 30, 2008 and on the Other comprehensive income (“OCI”) as reported in the statement of changes in equity as at March 28, 2009 and December 31, 2008 of derivative instruments designated as cash flow hedge is presented in the table below:

In millions of U.S. dollars	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
	March 28, 2009	December 31, 2008		March 28, 2009	March 30, 2008
Foreign exchange forward contracts	5	11	Cost of sales	(4)	4
Foreign exchange forward contracts	6	2	Selling, general and administrative	-	-
Foreign exchange forward contracts	1	4	Research and development	(2)	1

Currency options	-	1	Cost of sales	(3)	4
Currency options	-	-	Selling, general and administrative	(1)	1
Currency options	-	-	Research and development	(3)	2

Total	12	18		(13)	12

No significant ineffective portion of the cash flow hedge relationships and no amount excluded from effectiveness assessment was recorded on the line “Other income and expenses, net” of the consolidated statements of income for the quarters ended March 28, 2009 and March 30, 2008.

The effect on the consolidated statements of income for the three months ended March 28, 2009 and March 30, 2008 of derivative instruments not designated as a hedge is presented in the table below:

In millions of U.S. dollars	Location of gain recognized in earnings	Gain (loss) recognized in earnings
		March 28, 2009	March 30, 2008
Foreign exchange forward contracts	Other income and expenses, net	18	(2)
Currency options	Other income and expenses, net	-	-

Total		18	(2)

The Company did not enter into any derivative instrument containing significant credit-risk-related contingent features.

24.	Fair Value Measurements

The table below details assets (liabilities) measured at fair value on a recurring basis as at March 28, 2009:

		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	March 28, 2009
In millions of U.S. dollars
Available-for-sale debt securities	1,039	845	-	194
Available-for-sale equity securities	4	4	-	-
Available-for-sale long term subordinated notes	166	-	-	166
Debt securities held for trading	133	133	-	-
Equity securities held for trading	7	7	-	-
Derivative instruments designated as cash flow hedge	15	15	-	-
Derivative instruments not designated as hedge	1	1	-	-
Total	1,365	1,005	-	360

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2009 and March 28, 2009 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
December 31, 2008	421
Other-than-temporary impairment charge included in earnings	(58)
Temporary decline in fair value on Numonyx subordinated notes – pre-tax	(5)
Paid-in-kind interest on Numonyx subordinated Notes	3
Currency translation adjustment	(1)
March 28, 2009	360

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	58

The table below details assets (liabilities) measured at fair value on a nonrecurring basis as at March 28, 2009:

		Fair value measurements using
In millions of U.S. dollars		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	March 28, 2009

Investments in equity securities carried at cost	32	-	-	32
Numonyx equity investment	266	-	-	266
Long-lived assets held for sale	11	-	11	-
Goodwill	-	-	-	-
Total	309	-	11	298

In accordance with the provisions of FAS 144, long-lived assets held for sale with a carrying amount of $18 million was written-down to their fair value of $11 million, resulting in an impairment charge of $7 million, as described in details in Note 7. In accordance with the provisions of FAS 142, goodwill with a carrying amount of $6 million was written-off in the first quarter of 2009, as described in details in Note 7.

In the first quarter of 2009, the Company also incurred a $200 million impairment charge on Numonyx equity investment, resulting from a re-assessment by the Company of the fair value of its investment following the deterioration of both the global economic situation and the memory market segment, as well as a revision by Numonyx of its 2009 projected results. Such impairment charge is described in details in Note 14.

For assets (liabilities) measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3), the reconciliation between December 31, 2008 and March 28, 2009 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
December 31, 2008	528
Other-than-temporary impairment charge included in earnings on the line “Earnings (loss) on equity investments”	(200)
Equity share in Numonyx loss	(30)
March 28, 2009	298

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	(206)

25.	Segment Reporting

The Company operates in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products through its Incard division, which includes the production and sale of both silicon chips and Smartcards.

Since March 31, 2008, following the creation with Intel of Numonyx, an independent semiconductor company from the key assets of its and Intel’s Flash memory business (“FMG deconsolidation”), the Company has ceased reporting under the FMG segment.

Starting August 2, 2008, the Company reorganized its groups. A new segment was created to report wireless operations. In addition, as of February 3, 2009, the Company added the EMP product line to its Wireless segment.

The organization is as follows:

•	Automotive Consumer Computer and Communication Infrastructure Product Groups (“ACCI”), comprised of four product lines:

o	Home Entertainment & Displays (“HED”);

o	Automotive Products Group (“APG”);

o	Computer and Communication Infrastructure (“CCI”); and

o	Imaging (“IMG”), starting January 1, 2009.

•	Industrial and Multisegment Products Sector (“IMS”), comprised of:

o	Analog Power and Micro-Electro-Mechanical Systems (“APM”); and

o	Microcontrollers, non-Flash, non-volatile Memory and Smart Card products (“MMS”).

•
Starting February 3, 2009, as a consequence of the merger of ST-NXP Wireless and Ericsson Mobile Platforms to create ST-Ericsson with Ericsson, the Wireless segment (“Wireless”) has been adjusted and is comprised of:

o	Wireless MultiMedia (“WMM”);

o	Connectivity & Peripherals (“C&P”);

o	Cellular Systems (“CS”); and

o
Ericsson Mobile Platforms (“EMP”), in which, since February 3, 2009, the Company reports the portion of sales and operating results of ST-Ericsson as consolidated in the Company’s revenue and operating results.

The Company has restated its results in prior periods for illustrative comparisons of its performance by product segment. The preparation of segment information according to the new segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods.

The Company’s principal investment and resource allocation decisions in the Semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the Semiconductor Business area. All these product segments share common research and development for process technology and manufacturing capacity for most of their products.

In the Subsystems business area, the Company designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets,  including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“FAS 131”).

The following tables present the Company’s consolidated net revenues and consolidated operating income by semiconductor product segment. For the computation of the Groups’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the Groups, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with the Company’s internal policies, certain cost items are not charged to the Groups, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges.

Net revenues by product segment:

	Unaudited
	Three months ended
In millions of U.S. dollars	March 28, 2009	March 30, 2008

Net revenues by product segment:
Automotive Consumer Computer and Communication Infrastructure Product Groups (ACCI)	627	1,045
Industrial and Multisegment Products Sector (IMS)	499	772
Wireless	518	348
Flash Memory Group segment	-	299
Others(1)	16	14

Total consolidated net revenues	1,660	2,478
(1)  Includes revenues from sales of subsystems and other products not allocated to product segments.

Net revenues by product segment and by product line:

	(Unaudited)
	Three months ended
In millions of U.S dollars	March 28, 2009	March 30, 2008

Net revenues by product lines:
Home Entertainment & Displays (“HED”)	180	250
Automotive Products Group (“APG”)	190	383
Computer and Communication Infrastructure (“CCI”)	168	284
Imaging (“IMG”)	89	121
Others	-	7
Automotive Consumer Computer and Communication Infrastructure Product Groups (“ACCI”)	627	1,045
Analog Power and Micro-Electro-Mechanical Systems (“APM”)	351	562
Microcontrollers, non-Flash, non-volatile Memory and Smartcard products (“MMS”)	148	210
Industrial and Multisegment Products Sector (“IMS”)	499	772
Wireless Multi Media (“WMM”)	247	296
Connectivity & Peripherals (“C&P”)	97	52
Cellular Systems (“CS”) (1)	130	-
Ericsson Mobile Platforms (“EMP”)	44	-
Wireless	518	348
Others	16	14
Flash Memories Group (“FMG”)	-	299
Total consolidated net revenues	1,660	2,478
(1) “CS” includes the largest part of the revenues contributed by NXP Wireless and, as such, there are no comparable numbers available for the first quarter of 2008.

Operating income (loss) by product segment

	(Unaudited)
	Three months ended
In millions of U.S. dollars	March 28, 2009	March 30, 2008

Operating income (loss) by product segment:
Automotive Consumer Computer and Communication Infrastructure Product Groups (ACCI)	(89)	17
Industrial and Multisegment Products Sector (IMS)	(32)	90
Wireless	(139)	(10)
Flash Memory Group segment	-	16
Total operating income (loss) of product	(260)	113

segments(1)
Others(2)	(133)	(201)

Total consolidated operating income (loss)	(393)	(88)
(1) Operating income (loss) of product segments included $130 million unused capacity charges as at March 28, 2009.
(2) Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, acquired In-Process R&D, certain corporate level operating expenses, certain patent claims and litigation, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group. Unused capacity charges not allocated to product segments amounted to $9 million as at March 28, 2009.

	(Unaudited)
	Three months ended
In millions of U.S. dollars	March 28, 2009	March 30, 2008

Reconciliation to consolidated operating income (loss):
Total operating income (loss) of product segments	(260)	113
Strategic and other research and development programs	(5)	(1)
Acquired In-Process R&D	-	(21)
Start up costs	(21)	(7)
Impairment, restructuring charges and other related closure costs	(56)	(183)
Unused capacity charges	(9)	-
Tools write-off	(16)	-
Consulting fees	(7)	-
Other non-allocated provisions(1)	(19)	11
Total operating loss Others	(133)	(201)

Total consolidated operating income (loss)	(393)	(88)

(1) Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: May 19, 2009	By:	/s/ Carlo Bozotti

		Name:	Carlo Bozotti
		Title:	President and Chief Executive Officer and Sole Member of our Managing Board

 Enclosure: STMicroelectronics N.V.’s First Quarter 2009:

●	Operating and Financial Review and Prospects;
●	Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Equity and related Notes; and
●	Certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.